Exhibit 1

BAJA MINING CORP.

ANNUAL INFORMATION FORM

For The Year Ended December 31, 2006

March 29, 2007

Table of Contents

Item 1: Incorporation	10
Item 2: General Development of Business	11
Financings	13
Acquisitions	13
Charter of Corporate Social Responsibility	14
Item 3: Narrative Description of Business	14
General Overview – El Boleo Property	14
History of El Boleo	15
Property Description & Title	16
Geological Setting at Boleo	19
Definitive Feasibility Study Test Work	26
Updated Preliminary Economic Assessment	37
Moving Forward at El Boleo	39
Item 4: Risk Factors	40
Item 5: Description of Share Capital	48
Dividend Policy	49
Item 6: Market for Securities	49
Exchange Listings	49
Common Shares	49
Trading Warrants	50
Escrowed Securities	51
Pooling Agreement	52
Item 7: Directors and Officers	53
Biographies	54
Directors and Officers	54
Other Key Employees	58
Other Board Committees	58
Audit Committee	58
Charter of Audit Committee	59
Compensation Committee	60
Charter of Compensation Committee	61
Potential Conflicts	63
Item 8: Promoters	64
Item 9: Legal Proceedings & Regulatory Actions	64
Item 10: Cease Trade Orders, Bankruptcies, Penalties or Sanctions	64
Item 11: Interest of Management and Others in Material Transactions	65
Item 12: Transfer Agent and Registrar	65
Item 13: Material Contracts	65
Item 14: Names of Experts	66
Item 15: Additional Information	69

PRELIMINARY NOTES

Cautionary Statement Regarding Forward-Looking Statements

The statements in this Annual Information Form (“AIF”) for Baja Mining Corp. (“Baja” or “the Company”) that are not based on historical facts are referred to as “forward-looking statements.”  These statements can be identified generally by forward-looking words such as “expect”, “believe”, “anticipate”, “plan”, “intend”, “estimate”, “may”, “will” or similar words.  Information concerning the interpretation of drill results and mineral resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in Item 4 of this AIF under the heading, “Risk Factors”, and elsewhere in this AIF.

You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions.  Some of these risks and assumptions include:

•

general economic and business conditions, including changes in interest rates, fluctuations in the prices for base metals, fluctuations in prices for securities in the resource sector, demand for base metals and other economic and business conditions;

•

natural phenomena or disasters that may affect completion of drill programs, exploration work, completion of feasibility studies or development, if warranted;

•

actions by government authorities, including changes in government regulation, permitting requirements or environmental legislation;

•

the company’s ability to raise sufficient financing to complete its planned exploration work on its properties and to place its properties into development, if warranted;

•

future decisions by management in response to changing conditions, and

•

misjudgments, inaccurate assumptions or changes in conditions related to forward-looking statements.

We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf.  You should not place undue reliance on such forward-looking statements.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource and Reserve Estimates

This Annual Information Form has been prepared in accordance with the requirements of the securities law in effect in Canada, which differ from the requirements of United States law. Unless otherwise indicated, all resource and reserve estimates included in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classifications System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits the disclosure of an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the discloser: (a) identifies the source and state of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101, and (d) includes any more recent estimates or data available.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that dos not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Baja Mining Corp. in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

METRIC CONVERSION TABLE

For ease of reference, the following conversion factors are provided:

Metric Unit	U.S. Measure	U.S. Measure	Metric Unit

1 hectare	2.471 acres	1 acre	0.4047 hectares
1 metre	3.2881 feet	1 foot	0.3048 metres
1 kilometre	0.621 miles	1 mile	1.609 kilometres
1 gram	0.032 troy oz.	1 troy ounce	31.1 grams
1 kilogram	2.205 pounds	1 pound	0.4541 kilograms
1 tonne	1.102 short tons	1 short ton	0.907 tonnes
1 tonne	2,204.62 pounds	1 pound	0.00045 tonnes
1 gram/tonne	0.029 troy ozs./ton	1 troy ounce/ton	34.28 grams/tonne

GLOSSARY OF TERMS

Boléo

El Boléo Property, Boléo District, Boléo Mining District, Boléo copper-cobalt-zinc-manganese deposit – located just outside of Santa Rosalía, Baja California Sur, Mexico.

CCD

Counter Current Decantation

CIM Standards

Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves, as adopted by CIM Council.

Cu

Copper

FDW

Fluor Daniel Wright

Fomento Minero

Comisión de Fomento Minero (Bureau of Mines)

H&S

Hellman & Schofield Pty Ltd., Sydney, Australia – economic geological consultants

Ma

Millions of years

Manto

Spanish mining term for a “mineralized layer or stratum”

David Mehner

David Mehner  P.Geo. – Consulting Geologist

Minera Curator

Minera Curator, S.A. de C.V. – Mexican subsidiary of International

Curator Resources Ltd., the name eventually changed to Minera Y

Mintec

Mintec International Corporation, formerly a Barbados international business corporation, formed as the parent company of Minera Curator, S.A de C.V.  Mintec was continued to British Columbia, Canada, under the British Columbia Business Corporation Act under the name “Mintec Processing Ltd.” on November 25, 2004. Mintec is a 100% owned subsidiary of Baja Mining Corp.

MMB

Minera y Metalurgica del Boléo, S.A de C.V., 100% owned subsidiary of Mintec and accordingly 100% owned subsidiary of Baja Mining Corp. MMB owns 100% of the El Boleo Project

Minera Terra Gaia

Minera Terra Gaia, S.A. de C.V, Mexican subsidiary of Terratech Environmental Corporation, a Barbados international business corporation.

NAFTA

North American Free Trade Agreement

NI 43-101

National Instrument 43-101 is a rule developed by the Canadian Securities Administrators (CSA) and administered by the provincial securities commissions that govern how issuers disclose scientific and technical information about their mineral projects to the public.

Ordinary Kriging

In the estimation of ore reserves by geostatistical methods, Kriging is the use of a weighted, moving-average approach both to account for the estimated values of spatially distributed variables, and also to assess the probable error associated with the estimates.  Ordinary Kriging is a variety of kriging which assumes that local means are not necessarily closely related to the population mean, and which therefore uses only the samples in the local neighborhood for the estimate

Poquiteros

Spanish term for small groups of independent miners

Retaque

Spanish term meaning “back fill”

SEDAR

The System for Electronic Document Analysis and Retrieval (SEDAR) is a filing system developed for the Canadian Securities Administrators to:  (1) facilitate the electronic filing of securities information as required by the securities regulatory agencies in Canada; (2)allow for the public dissemination of Canadian securities information collected in the securities filing process; and (3) provide electronic communication between electronic filers, agents and the Canadian securities regulatory agencies

Stope

An underground excavation made for the purpose of extracting mineral resources.

SX/EW

Solvent Exraction and Electro Winning – Solvent extraction (SX), sometimes called liquid ion exchange, is a means of selectively concentrating and purifying a desired element after it has been dissolved in some solution, frequently an acid leach liquor. Electrowinning (EW) is the application of a direct electric current to a concentrated solution of metal ions to cause the deposition of high purity metal. An underground excavation made for the purpose of extracting mineral resources.

GUIDE 7 AND CIM REPORTING DEFINITIONS

We report mineralized material under two separate standards to meet the requirements for reporting in both the U.S. and Canada.  U.S. reporting requirements for disclosure of mineral properties are governed by the United States Securities and Exchange Commission (SEC) Industry Guide 7.  Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101, commonly referred to as NI 43-101.  Canadian and United States standards are substantially different, and none of our property has any probable or proven reserves under either Canadian or United States standards.

Mineralization	The concentration of metals and their chemical compounds within a body of rock.
Mineralization, Mineralized material, mineralized deposits or Deposit

A mineralized body which has been intersected by sufficient closely spaced drill holes and/or sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration-development work.  This mineralized body does not qualify as a commercially mineable ore body, as prescribed under Securities and Exchange Commission standards, until a final and comprehensive economic, technical and legal feasibility study based upon the test results is concluded and supports Proven/Probable Reserves.

Mineral Deposit

A mineralized body which has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s).  Under SEC standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes economic feasibility.

Mineral Reserve

Means that part of a measured mineral resource or indicated mineral resource that can be extracted legally and at a profit under economic conditions that are specified and generally accepted as reasonable by the mining industry and which is demonstrated by a preliminary feasibility study or feasibility study.

THE TERMS “MINERAL RESERVE”, “PROVEN MINERAL RESERVE”, AND “PROBABLE MINERAL RESERVE” USED IN THIS REGISTRATION STATEMENT ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS UNDER THE GUIDELINES SET OUT IN THE CANADIAN INSTITUTE OF MINING, METALLURGY AND PETROLEUM (THE "CIM") STANDARDS ON MINERAL RESOURCES AND MINERAL RESERVES DEFINITIONS AND GUIDELINES ADOPTED BY THE CIM COUNCIL.  IN THE UNITED STATES, A MINERAL RESERVE IS DEFINED AS A PART OF A MINERAL DEPOSIT WHICH COULD BE ECONOMICALLY AND LEGALLY EXTRACTED OR PRODUCED AT THE TIME THE RESERVE DETERMINATION IS MADE.

RESERVES ARE CATEGORIZED AS FOLLOWS ON THE BASIS OF THE DEGREE OF CONFIDENCE IN THE ESTIMATE OF THE QUALITY AND GRADE OF THE DEPOSIT.

Proven Mineral Reserve means, in accordance with CIM Standards, for the part of a deposit which is being mined, or which is being developed and for which there is a detailed mining plan, the estimated quantity and grade or quality of that part of a measured mineral resource for which the size, configuration and grade or quality and distribution of values are so well established, and for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, that there is the highest degree of confidence in the estimate.

THE DEFINITION FOR “PROVEN MINERAL RESERVES” UNDER CANADIAN STANDARDS DIFFERS FROM THE STANDARDS IN THE UNITED STATES, WHERE PROVEN OR MEASURED RESERVES ARE DEFINED AS RESERVES IN RESPECT OF WHICH (A) QUANTITY IS COMPUTED FROM DIMENSIONS REVEALED IN OUTCROPS, TRENCHES, WORKINGS OR DRILL HOLES; GRADE AND/OR QUALITY ARE COMPUTED FROM THE RESULTS OF DETAILED SAMPLING AND (B) THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE SPACED SO CLOSELY AND THE GEOLOGIC CHARACTER IS SO WELL DEFINED THAT SIZE, SHAPE, DEPTH AND MINERAL CONTENT OF RESERVES ARE WELL ESTABLISHED.

Probable Mineral Reserve:  means, in accordance with CIM Standards, the estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures.

THE DEFINITION FOR “PROBABLE MINERAL RESERVES” UNDER CANADIAN STANDARDS DIFFERS FROM THE STANDARDS IN THE UNITED STATES, WHERE PROBABLE RESERVES ARE DEFINED AS RESERVES IN RESPECT OF WHICH QUANTITY AND GRADE AND/OR QUALITY ARE COMPUTED FROM INFORMATION SIMILAR TO THAT USED FOR PROVEN RESERVES (UNDER UNITED STATES STANDARDS), BUT THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE FURTHER APART OR ARE OTHERWISE LESS ADEQUATELY SPACED, AND THE DEGREE OF ASSURANCE, ALTHOUGH LOWER THAN THAT FOR PROVEN RESERVES, IS HIGH ENOUGH TO ASSUME CONTINUITY BETWEEN POINTS OF OBSERVATION.

Mineral Resource

Under CIM Standards, Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

THE TERMS “MINERAL RESOURCE”, “MEASURED MINERAL RESOURCE”, “INDICATED MINERAL RESOURCE”, AND “INFERRED MINERAL RESOURCE” USED IN THIS REGISTRATION STATEMENT ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS UNDER THE GUIDELINES SET OUT IN THE CIM STANDARDS.  THEY ARE NOT DEFINED TERMS UNDER UNITED STATES STANDARDS AND MAY NOT GENERALLY BE USED IN DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BY U.S. COMPANIES.  AS SUCH, INFORMATION CONTAINED IN THIS REGISTRATION STATEMENT CONCERNING DESCRIPTIONS OF MINERALIZATION AND RESOURCES MAY NOT BE COMPARABLE TO INFORMATION MADE PUBLIC BY U.S. COMPANIES SUBJECT TO THE REPORTING AND DISCLOSURE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ..

A mineral resource estimate is based on information on the geology of the deposit and the continuity of mineralization. Assumptions concerning economic and operating conditions including cut-off grades and economic mining widths, based on factors typical for the tpe of deposit, may be used if these factors have not been specifically established for the deposit at the time of the mineral resource estimate.

A mineral resource is categorised on the basis of the degree of confidence in the estimate of quantity and grade or quality of the deposit, as follows:

Inferred Mineral Resource: Under CIM Standards, an Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource: Under CIM Standards, an Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource: Under CIM Standards, a Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

ITEM 1

INCORPORATION

Baja Mining Corp. (the “Company”, or “Baja”) was incorporated under the laws of the Province of British Columbia, Canada pursuant to the Company Act (British Columbia) (now the Business Corporations Act (British Columbia)) on July 15, 1985 under the name "Scimitar Systems Inc.".

On May 12, 1987, the Company’s name was changed to "Gypsy Resources Ltd.".

On August 24, 1988, the Company’s then existing Articles were cancelled and new Articles were adopted.

On July 5, 1989, the Company’s share capital was subdivided on a two new for one old share basis and its Memorandum was altered to increase its authorized capital to 200,000,000 common shares without par value.

On February 2, 1990, the Company’s name was changed to "Pacific Century Explorations Ltd."

On November 27, 1992, the Company’s then existing Articles were cancelled and new Articles were adopted.

On June 9, 1994, the Company’s name was changed to "Goldwater Resources Ltd.", its share capital was consolidated on a one new for five old share basis and its Memorandum was altered to increase its authorized capital to 200,000,000 common shares without par value.

On November 16, 1999, the Company’s name was changed to "First Goldwater Resources Inc.".

On November 14, 2002, the Company’s share capital was consolidated on a one new for sixteen old share basis and its Memorandum was altered to increase its authorized capital to 200,000,000 common shares without par value.

On July 19, 2004, the Company’s name was changed to "Baja Mining Corp.".  This name change took effect on July 20, 2004.

On August 9, 2006, the Company amended its authorized capital by increasing it from 200,000,000 common shares without par value to an unlimited number of common shares without par value.

The Company is currently a reporting issuer in British Columbia, Alberta and Ontario.

The Company’s common shares have been registered in the United States through the filing of a Form 20-F Registration Statement with the United States Securities and Exchange Commission ("SEC") in acceptable form.  The Form 20-F was filed with the SEC on December 8, 2006 and cleared by the SEC on January 10, 2007.

The Company's head office and legal registered records office is located at:

Suite 2350 - 1177 West Hastings Street
Vancouver, BC, Canada V6E 2K3
Phone number:

(604) 685-2323
Fax number:

(604) 629-5228

The following chart depicts the corporate structure of the Company together with the jurisdiction of incorporation of each of the Company’s material subsidiaries and holding companies. All ownership is 100%

There are no restricted securities of the subsidiaries beneficially owned, controlled or directed, by the Company.

ITEM 2

GENERAL DEVELOPMENT OF BUSINESS

On April 20, 2004, the Company completed a series of transactions (collectively, the "Reverse Takeover") which had the net effect of redirecting the focus of its business from oil and gas exploration and development to its current focus of mineral exploration and development.  The transactions involved, and were classified as, a reverse takeover under the policies of TSX Venture Exchange ("TSXV").  The Reverse Takeover involved the following principal transactions:

(a)

The arm's length acquisition of all of the issued and outstanding share capital of Mintec International Corporation ("Mintec") in exchange for 40,000,000 common shares of the Corporation issued pro-rata to the shareholders of Mintec (the "Mintec Acquisition").  The Mintec acquisition was governed by the terms of a letter agreement dated December 2, 2003, as amended on February 12, 2004 and March 8, 2004 (collectively, the "Letter Agreement").

(b)

A private placement financing involving the issuance of 10,666,666 units at a price of $0.75 per unit for gross proceeds of $8,000,000 (the "2004 Private Placement").  Each unit consisted of one common share and one-half of one share purchase warrant (together with the share purchase warrants, issued in the short form offering, described in the next paragraph below, the "2004 Warrants") of the Corporation.  One whole warrant entitles the holder to purchase one common share of the Corporation at a price of $1.15 per share.  The warrants are exercisable at any time up to the close of business on April 19, 2009.

(c)

A short form offering financing (under TSX Venture Exchange Policy 4.6) for 2,666,666 units at a price of $0.75 per unit for gross proceeds of $2,000,000.  Each unit was identical to those issued under the 2004 Private Placement.

(d)

The disposition of its wholly-owned subsidiary, Goldwater Energy Inc., which held the entirety of the Corporation's interests in its oil and gas prospects.

Prior to the completion of the Reverse Takeover, Mintec was a privately held company in the business of mineral exploration and development.  Mintec beneficially owned all of the issued and outstanding shares of Minera y Metalurgica del Boleo S.A. de C.V., a Mexican corporation which in turn held a 100% registered and beneficial interest in the Boleo copper-cobalt-zinc-manganese mineral deposit located in Mexico (the "Boleo Property").  Mintec's focus, which became, and is still, the Company's focus upon the completion of the Reverse Takeover, was the exploration and development of the Boleo Property.

At present, the business of the Company is the acquisition, exploration and future development of natural resource properties.  Its principal property remains the Boleo Property and at present its principal focus is the ongoing development of the Boleo Property.

 The Company commenced the preparation of a definitive feasibility study (“DFS”) on the El Boleo copper/cobalt/manganese/zinc project, located at Santa Rosalia, Baja California Sur, Mexico in August, 2004 under the direction of Bateman Engineering Inc. Canada (“Bateman”). In 2002, Bateman was commissioned to perform a review of existing technical information and an investigation into alternative mining and processing techniques on the basis of existing data.  It included reviewing proven technological advances, particularly in the area of solid/liquid separation technology developed after the 1997 study conducted by Curator.  In the 2002 review, all cost estimates were factored from information Bateman had from comparable projects.  By comparison, the DFS will be to a level of engineering definition that will provide capital and operating cost estimates to an order of accuracy of + 15% - 10% in aggregate and to a standard that would meet the requirements of both the owners and financial institutions to support major capital investment decisions. In addition to providing planning and design of the mine, process plant, and infrastructure, the DFS will also identify operational, environmental, marketing, and financial risks and propose methods for their management or mitigation. An essential part of the DFS will be the development of a project development and construction schedule.

 The key components of the definitive feasibility study include (and are discussed below):

1.

Testing of solid liquid separation utilizing high rate thickeners in a counter-current decantation circuit (successfully completed);

2.

A two phase pilot plant to demonstrate the viability of the process flowsheet for recovery of copper metal, cobalt metal, zinc sulphate and manganese carbonate (both phases of the 2 phase pilot plant successfully completed);

3.

A test mining program to demonstrate the viability of underground mining and confirm estimated mining costs and percentage extraction of resources (successfully completed);

4.

In-fill drilling to enhance the quality of resources expected to be mined in the initial 20 years of production that currently do not meet the definition of measured or indicated resources as a result of drill- hole spacing completed; and

5.

Development of project development and construction schedule

The DFS on the Boleo Property and development of the same is described further in Item 3 of this document.

Financings

As the Company is not presently at the production stage, equity issues have been necessary to raise capital for the DFS and development of the Boleo Property. There have been a number of private placements subsequent to the 2004 Private Placement.

During March, 2005, the Company completed two equity issues totalling 2,100,000 units at $0.60 per unit for gross proceeds of $1,260,000.  Each unit consisted of one share and one half share purchase warrant.  One whole warrant entitles the holder to purchase one common share at a price of $1.15 for a period of two years from issue (extended to five years upon the Company achieve Tier 1 status on the TSX-V on August 25, 2006. One million warrants issued as part of this placement were exercised to date, leaving 50,000 warrants from this placement outstanding.

During November 2005 – the Company completed a private non-brokered placement of 1,426,678 units at $0.35 per unit, realizing gross proceeds of $499,337. Each unit consisted of one share and one half-share purchase warrant. Two share purchase warrants entitle the holder to acquire one share at $0.45 within two years of issue. 182,500 warrants issued as part of this placement were exercised in 2006, leaving 530,839 warrants from this placement outstanding.

During December 2005, the Company completed (a) a private non-brokered placement of 1,978,571 units at $0.35 per unit, realizing gross proceeds of $692,500; (b) a private non-brokered placement of 1,000,000 units at $0.35 per unit, realizing gross proceeds of $350,000. (Finder’s fees relating to this issue amounted to $33,750 settled in cash); and (c) a private brokered placement of 5,255,715 units at $0.35 per unit, realizing gross proceeds of $1,839,500. (Agent’s fees relating to this issue amounted to $186,581 settled in cash). Each unit consists of one share and one half-share purchase warrant. One whole share purchase warrant entitles the holder to acquire one share at $0.45 within two years of issue. 1,801,607 warrants issued as part of these collective placements have been exercised to date, leaving 2,315,535 warrants from these collective December 2005 placements outstanding.

In April 2006, the Company completed an equity issue of 25,555,556 units at a price of $0.90 per Unit to net cash proceeds of $21,600,729, after deductions of agents’ commissions, finders’ fees and legal and general expenses related to the issue.  Each unit consists of one share and one-half a share purchase warrant.   One whole warrant allows the holder to purchase a further share at a price of $1.25 per share until April 13, 2008 (extended to April 13, 2011 on the Company achieving Tier 1 status on the TSX-V on August 25, 2006).  The warrants provide that in the event that the common shares trade at a closing price on the TSX of greater than $2.50 per share for a period of 20 consecutive trading days at any time after four months and one day after the closing date, the Company may accelerate the expiry date of the Warrants by giving notice to the holders thereof and in such case the warrants will expire on the 60th day after the date on which such notice is given by the Company.  5,833 warrants issued as part of this private placement have been exercised to date, leaving 12,744,441 warrants from this placement outstanding.

Acquisitions

There have been no significant acquisitions and dispositions for the past three financial years. The only significant acquisition in recent financial years is as follows:

During the period ended December 31, 2003, pre-Reverse Takeover the Company’s interests in oil and gas prospects were transferred to the Company’s then wholly owned subsidiary Goldwater Energy. The Company disposed of Goldwater Energy and accordingly its oil and gas prospects effective April 19, 2004 in accordance with the Reverse Takeover.

Other than the assets acquired under the Reverse Takeover as described herein, the Company has not had any other significant acquisition or disposition of assets.

Charter of Corporate Social Responsibility

The Company adopted a “Charter of Corporate Social Responsibility” in 2006. In the course of normal business operations, Baja Mining Corp. will establish a code of conduct through its policies and procedures to:

1.

Apply ethical behavior in all business and community relationships.

2.

Conduct its operations in a sound and responsible environmental manner. We will seek to continually improve our performance through effective land and resource stewardship and by demonstrating particular sensitivity to native species of plant and wildlife that could be affected by our operations.

3.

Provide a working environment where all safety and health hazards are identified and eliminated or controlled. This will be accomplished through effective training of our workforce, applying new or proven identification and prevention technologies, and supporting pro-active communications exchange among all stakeholders.

4.

Support local communities near its operations from which our employees and their families reside. This support centers on engaging in community activities and providing resources that enhance the quality of life.  Our operations will use their best efforts to employ local residents and businesses to maximize the value that is realized locally.

5.

Foster regular, open and honest dialogue to establish and build a bond of trust and credibility between the company, its employees, its shareholders, the public, and other interested parties within the affected local communities.

6.

Provide a workplace free of discrimination in which all employees can fulfill their potential based on merit and ability. All employees will be treated equally and with respect.

ITEM 3

NARRATIVE DESCRIPTION OF BUSINESS

General Overview ~ El Boleo Property

In August 2004, Baja commissioned Bateman to begin a DFS on the Boleo Property. The focus of the Company since that time has been the successful completion of various testwork in order to determine the viability of placing the Boleo Property into production to produce copper metal, cobalt metal, zinc sulphate and an intermediate manganese product such as manganese carbonate or manganese sulphate.  All technical work in regard to the process plant for the DFS was completed in July 2006 (although certain technical reports remain outstanding). An in-fill drill program totaling approximately 38,000 meters to enhance mineral resources to “Measure and Indicated Resources” was completed as of December 31, 2006.

The Company published an Updated Preliminary Economic Assessment (“Updated PEA”) of the Boleo Property, dated January 31, 2007. The Updated PEA incorporates the results of the first 20,000 metres, that was completed in early October 2006, of the in-fill drilling program that was completed in early October 2006 as well as a capital cost estimate that has been prepared by Bateman and Wardrop Engineering Inc. (“Wardrop”) for the process plant.

Assay results from the remaining 18,000 metres of the program (drilling from October to December 2006) were received in January 2007 and are being incorporated into the DFS that is anticipated to be completed by the end of April 2007.

History of El Boleo

The discovery of copper in the Boléo District occurred in 1868, and was followed in 1872 with mining and hand sorting high-grade oxidized copper ores from trenches and open cuts for shipment to smelters in Europe and Guaymas.

In 1885 the Compagnie du Boléo (later to be known in Mexico as the Compania del Boléo, S.A. – the "Boléo Company") was formed in Paris, and systematic mining operations were organised later that same year with early work involving the development of several mines and construction of a smelter, port facility, town site, and other infrastructure.

The Boléo Company was active from 1885 to 1938, when it went into liquidation.  However, operations continued on a reduced scale until 1948, when the company was reorganized as the Boléo Estudios y Inversiones Mineras, S.A.

Smelting operations were initially suspended in 1954 when operations were taken over by the Compañia Minera Santa Rosalía, S.A., jointly owned by Federal and State Governments and private Mexican interests and managed by the Comisión de Fomento Minera (Bureau of Mines) ("Fomento Minera").  Fomento Minera attempted to sustain copper production by re-opening the smelter and building a leach-precipitation-flotation (Leach Precipitation Flotation) plant to treat dump material and small amounts of underground ore.  The smelter continued operation, treating material produced by poquiteros and concentrates from offshore, until final closure in 1985.

During the 1960s and early 1970s, the Compañia Minera Santa Rosalía S.A, in an effort to find more mineralization for the Leach Precipitation Flotation plant, commenced an underground program in which it blocked out a measured resource of backfill material in the Apollo Mine area reported to be in the order of 660,000 tonnes grading about 1.60% copper, with unknown cobalt and zinc content.  This material was never mined due to lack of funding.

Period of Activity	Tonnes Mined	Average Copper Grade	Tonnes Copper Produced
To 1884	~ 54,400	24.0%	~ 10,400
1888-1947	13,622,327	4.81%	540,334
1948-1952	817,300	3.95%	~ 27,000
1953-1972	1,118,200	3.95%	~ 36,500
1973-1985	720,900	3.02%	~ 18,000
1964-1972	2,500,000	1.40%	n/a

Between about 1964 and 1972, about 2.5 million tonnes averaging 1.4% Cu are believed to have been recovered from old dumps and to a lesser extent by poquiteros from small scale workings.

After cessation of operations in the 1980's, the bulk of the district was placed into the Mexican Strategic National Mining Reserve ("Mexican Strategic National Mining Reserve"). Some months after the release of the ground from the Mexican Strategic National Mining Reserve in 1991, much of the district was acquired by Minera Terra Gaia S.A. de C.V. ("Minera Terra Gaia"), a Mexican company wholly-owned by Terratech.  In 1993, Minera Terra Gaia optioned the concessions to International Curator Resources Ltd. (“International Curator”)(now known as Canadian Gold Hunter Inc., a TSX listed company), retaining a significant net revenue interest in the property.  Terratech is a wholly-owned subsidiary of Tek Terra Corporation ("Tek Terra"), of Barbados, which company is owned by the pre-Reverse Takeover shareholders of Mintec.

Work by International Curator culminated in the issuance of a pre-feasibility study. The study was preliminary in nature and not intended to be a definitive statement of resource or reserve estimates. The International Curator pre-feasibility study contemplated a conventional open-pit mine with on-site processing utilizing a hydrometallurgical plant producing copper, zinc, and cobalt cathode with an option to produce a cobalt sulphide product instead of cathode.  Metal recovery was expected to involve acid leaching with copper, cobalt, and zinc recovered from the leach slurry using an in-pulp method of recovery.  In 2001, following a significant decline in metal prices, International Curator withdrew from the project by reverting back its interest in Mintec and the Boléo concessions to Terratech.

After regaining ownership, Mintec (under the control of Terratech), carried out only limited field exploration work. Instead, Mintec concentrated on a complete geological, mining, and processing review of the project.  This included an independent review of the open-pit copper-cobalt-zinc reserves, a preliminary determination of underground resources, an in-depth review of alternate ore processing flowsheets, and an investigation into alternative mining methods.  This review was followed in February 2002 by a pre-feasibility study prepared by Bateman Engineering, Pty. Limited ("Bateman Engineering Study (2002)"), which study utilized the then existing technical data to develop a streamlined hydrometallurgical flowsheet (from that proposed in the International Curator pre-feasibility study); incorporating recent advances in solid-liquid separation technology, for the recovery of copper metal, cobalt metal and zinc sulphate.

Following Bateman Engineering’s assessment, Mintec embarked on a corporate re-organization based on the belief that the process flowsheet proposed in the Bateman Engineering Study (2002), if proved viable through future metallurgical testing, would improve project economics and possible commercial viability.  In April 2002, as part of this restructuring, Tek Terra caused its subsidiary corporations (Minera Terra Gaia & Terratech) to transfer to Mintec’s wholly owned Mexican subsidiary, MMB, all of the rights to the copper-cobalt concessions, as described above, such that MMB became the registered owner of a 100% interest in the Boléo copper-cobalt-zinc-manganese concessions. Tek Terra subsequently distributed by dividend all of the shares of Mintec to the shareholders of Tek Terra culminiating in the completion of the Reverse Takeover in 2004.

Property Description & Title

Geographic Location, Property Size and Claim Information

The Company's El Boléo Property is located adjacent to the old town of Santa Rosalia on tidewater on the east coast of the Baja peninsula overlooking the Golfo de California (Gulf) in the province of Baja California Sur, Mexico. Santa Rosalía is approximately 180 kms (2 - 3 hours drive) north of the coastal town of Loreto and approximately 850 km. south of San Diego, California, U.S.A.

Accessibility

Access for construction equipment would principally be by the Trans-peninsular highway from the United States border.  The highway passes through Santa Rosalia and carries heavy traffic volumes year round. Equipment could also be brought in by barge to the port of Santa Rosalia or the Pacific Coast marine facilities at Guerro Negro, or at a temporary barge facility near the site.  There are regular scheduled air services from the United States of America and mainland Mexico to both Loreto and to La Paz (a six hour drive to the south of Santa Rosalia). The closest private airstrip is at Palo Verde a half hour drive away.  Port facilities at Santa Rosalia, which serviced the copper mine until 1985, are still being used twice a week by a ferry service to the mainland at Guaymas.

The Boléo Property consists of 16  mineral concessions, all but one, the San Bruno, are contiguous, consisting of eleven (11) exploitation concessions and five (5) exploration concessions as described below, covering 19,254.8043 hectares.  The project also includes three surface lots, which total 6,692.58 hectares and cover all of the identified mining areas.

Claim	Title No.	Surface Area (hectares)	Type	Expiry Date

El Boleo	218082	4,975.6132	Exploitation	Sept 28-2050
El Boleo I	218092	72.4463	Exploitation	Aug. 30-2050
Boleo III	212148	224.6410	Exploitation	Aug. 30-2050
Nuevo San Luciano	214189	150.000	Exploitation	Aug. 9-2051
Boleo II frac4	218975	267.1579	Exploitation	Jan.27-2053
El Boleo II frac I	218179	1,296.6156	Exploitation	Sept.28-2050
El Boleo II frax IA	218180	507.2841	Exploitation	Sept.28-2050
Boleo X frac 16	211066	0.0068	Exploitation	Mar.23-2044
Boleo X frac 12	211062	3.1241	Exploitation	March 23-2044
Boleo X Frac 9	211059	9.9612	Exploitation	March 23-2044
Boleo X frac 8	211058	3.9486	Exploitation	March 23-2044

	Total	7,510.7988

San Luciano 4	223358	392.0000	Exploration	Dec. 2-2010
Biarritz B	219819	0.0055	Exploration	Apr.15-2009
San Luciano 2	220790	670.000	Exploration	Sep.29-2009
San Luciano 3	221073	1,899.000	Exploration	Nov.18-2009
San Bruno	222772	8,783.000	Exploration	Aug.26-2010

	Total	11,744.0055
Total Exploration and Exploitation concessions		19,254.8043

The Mexican Mining Law was amended by a Congress Decree dated February 22, 2005, published at the Official Diary of the Federation on April 28, 2005.  According to this Amendment there will now exist only one type of mining concession (exploitation mining concessions) with a period of fifty years.  All existing exploration mining concessions were converted into new mining concessions from January 1, 2006.

Infrastructure

Santa Rosalía lies on the main asphalted highway, Route 1, which runs the length of the Baja peninsula. A vehicle and passenger ferry provides a regular service across the Gulf between Santa Rosalía and Guaymas while there are regular commercial flights between other parts of Mexico and Loreto. There are also almost-daily commercial flights between Loreto and Los Angeles.

The Loreto airfield is large enough to accommodate Boeing 737 size aircraft and is frequented by commercial (Alaska Airlines, Delta Airlines, Aeroliteral, Mexicana), charter and light private aircraft, mostly carrying holiday makers and sports fishermen from the U.S.

Access for construction materials and equipment would principally be by the Trans-Peninsular Highway (Route 1), which carries heavy traffic volumes year round, or by barge to a temporary facility.  An alternative to road transport for heavy construction equipment and bulk project supplies would be the port of Santa Rosalía and the Pacific Coast marine facilities at Guerro Negro, and possibly the port for export of gypsum approximately 17 kilometers north of the project owned by Companie de Caopas S.A. de C.V.  The Company’s current preference is to install a temporary barge facility near the proposed plant site.

Although the area has been extensively mined and is scattered with dumps and other relics of that mining activity, the project site is almost devoid of useful infrastructure. Several kilometers of drill access tracks have been developed over the years. A roofed structure within a fenced enclosure, situated approximately 1 km west of the main public road running north from Santa Rosalía (Route 1) was constructed by MMB in 2002 as a site improvement measure and could be used for ongoing project development activities though it currently has no power, sanitation or water supply.  An adequate power supply is not commercially available in the area and current development plans call for the Company installing a diesel generated power plant as well as a co-generation plant utilizing excess heat from a planned acid plant to generate the majority of the power requirements.  An adequate supply of potable water does not exist in the area.  Accordingly, any process facility will primarily utilize sea water with required potable water generated in a desalination plant.

Environmental

The Boleo Property lies in the buffer zone of the “El Vizcaino” Natural Protected Area (“El Vizcaino”). El Vizcaino was established through a decree issued by the executive branch of the Federal Government on December 5, 1988.  Its management plan was published on September 1, 2000.

The major points of the management plan as related to the Boleo Project are as follows:

a)

The plan, officially and specifically, recognizes the existence of three mining operations:

•

Salt production at Guerrero Negro;

•

Gypsum extraction at Santa Rosalia; and

•

Metallic mining project (copper and cobalt – El Boleo) in its early stages of development at Santa Rosalia.

b)

The zoning plan established for the Natural Protected Area allows for the execution of new mining operations in the buffer zone once the Company has met Federal, State and Municipal environmental requirements and has been granted an environmental impact authorization.

During 2006, the Company successfully completed the integration of a regional Environmental Impact Manifest that was requested by the authorities in light of the size and complexity of the project and the sensitivity of the area where it will be located.  This document was used to assess the actual interaction of the project with the environment and to form the foundation of the construction and operating permit. The following steps have been completed by the Company to date:

•

Environmental Impact Resolution for Exploration Activities – Permit issued on October 8, 2004 with a validity of 2 years. The permit was extended through to the end of 2007 to cover all additional exploration activities;

•

Authorization of Exploration Activities in a Natural Protected Area – Authorization issued on November 18, 2004 with a validity of one year. The permit was extended through June of 2007 to cover all additional exploration activities and is not expected to require renewal;

•

Environmental Impact Resolution for Construction and Operating Activities – Permit issued on December 7, 2006. The permit is valid through the estimated life of the mine of 20 years and is extendable upon request.

In order to begin development of the property, we anticipate that the following permits will be required:

•

Authorization of Mining and Ore Dressing in a Natural Protected Area

•

Change in land use permit as per Mexican forestry regulations

•

Federal Land Occupation Permit (Tailings Dam)

•

Permit for Power Generation for Self Supply

•

Water Discharge Permit

Upon the issuance of the construction and operation permit, the Company initiated a public consultation process aimed at winning the trust and acceptance of the project among the community of Santa Rosalia. The process follows the guidelines issued by the World Bank to ensure that, in projects of this size, all opinions are heard and taken into consideration.  Additionally, the Company has initiated the baseline studies needed to integrate an environmental impact manifest applicable for the private maritime terminal that will be required for bulk materials supply and finished product shipment.

The Company entered into an agreement between the Commission of Naturally Protected Areas (CONANP), Bank Monex, Ecobanco, a Mexican non-profit organization, and the Company to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The compensation fund will commence with a payment of US$100,000 on January 31, 2007 and the issuance of three Special Warrants for an aggregate of 180,000 Common Shares of the Company. One Special Warrant will mature in each of February, 2009, 2010 and 2011. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 Common Shares of the Company.  In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of USD$5.555  per underlying Common Share at any time within 30 days of the Maturity Date of each such Special Warrant.   The Special Warrants contain provision for cancellation prior to a maturity date if development of the El Boleo project does not proceed.  If cancellation occurs after any of the maturity dates, any matured or exercised certificates are considered a final contribution to the trust fund.

The establishment of an environmental compensation agreement was a condition under which the Mexican Federal Environmental Agency (Secretaria de Medio Ambiente y Recursos Naturales – “SEMARNAT”) approved the Environmental Impact Manifest for the Company’s El Boleo copper-cobalt-zinc-manganese Project.  The Agreement was executed with CONANP, MMB, and ECOBANCA, Association Civil (a Mexican non-profit organization).  Under such agreement, the parties have agreed to create a “Technical Subcommittee”, to manage the resources committed under the agreement and to establish and supervise a work program within the El Vizcaino Biosphere.  The Company, or its subsidiary, will have a representative on the Technical Subcommittee.

Geological Setting at El Boleo

Regional Geology

The Boléo deposits occur within the Boléo sub-basin of the Santa Rosalia basin.  This basin formed as a result of Miocene rifting in the Gulf of California extensional province (Figure 3).  The northward extension of this province is the Basin and Range province of the southwest United States.

El Boléo Geological Setting

The timing of initial rifting varies from 13 Ma to 8 Ma. In the Boléo District, which is located near the western edge of the Gulf extensional province, rifting is believed to have started some time after 10 Ma (Sawlan and Smith, 1984).

The early rifting direction was east-northeast and produced north-northwest oriented basins and ranges in basement Miocene volcanic rocks flanking the rift axis. The latest movement, occurring after the Gulf transform and San Andreas wrench-fault systems were initiated, has been right-lateral oblique movement (Stock and Hodges, 1989). This has moved Baja California approximately 350 km. northwest relative to mainland Mexico and has created a number of deep pull-apart basins along the axis of the Gulf of California (Bailes, et al., 2001).

Stratigraphically the Boléo copper-cobalt-zinc manganese deposits occur within the late Miocene age succession of fine to coarse clastic sedimentary rocks of the Boléo Formation, lying unconformably on andesitic rocks of early to middle Miocene age called the Comondú Volcanics. The Boléo Formation is characterized by a number of coarsening upward cycles of sediments that are believed to represent deltaic deposition in a shallow, near-shore marine basin. The upper part of the formation has been locally eroded and unconformably overlain by similar but barren and fossil-rich sedimentary successions of Pliocene and Pleistocene age delta and beach deposits, known as the Gloria, Infierno and Santa Rosalía Formations.

The Boléo and overlying formations collectively make up the so-called Boléo Basin.  Locally, the entire succession is capped by Pleistocene to recent flows and pyroclastic rocks of the Tres Virgenes Volcanics.  The geology of the district has been described in detail by Wilson and Veytia (1949) and by Wilson and Rocha (1955), in privately prepared reports for International Curator by Peatfield (1995) and Christoffersen (1997) and in numerous other published and unpublished papers and reports referred to in the above mentioned documentation.

Property Geology

The oldest rocks outcropping on the property are andesitic volcanics of the Comondú Formation. They include sub-aerially erupted flows and coarse explosive breccias which grade into coeval epiclastic sediments to the west. The volcanics have been dated from 24 to 11 Ma. They are underlain by Cretaceous granodiorite (Schmidt, 1975).

The overlying Boléo Formation consists of five coarsening upward cycles of sedimentation numbered “4” at the base and “0” at the top (Figure 4). This interpretation is based on work by Curator from 1993 to 1997 and is different from that published by Wilson and Rocha (1955) who interpreted conglomerates, the coarsest units in the stratigraphy, to be the basal unit in each cycle.

The basal unit in the Boléo Formation is a 1 to 5 meter thick limestone unit. It contains cherty lenses and non-diagnostic fossil fragments.  Its occurrence atop very steep paleo surfaces, combined with banding parallel to its base and the cherty horizons, suggests it is at least in part a chemical sediment.

Overlying the limestone or laying directly on Comondú over parts of the district, particularly over much of the coastal area, is an extensive gypsum deposit up to 80 m thick.  Although a few dome or mound structures have been noted, the gypsum unit is characteristically flat to shallow dipping exhibiting laminated to massive and even brecciated textures.  Intraformational carbonate beds are rare.

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Boléo Formation Stratigraphic Column

GLORIA FORMATION SEDIMENTS
+- 5.5 MA (FOSSILS)
+- 7.5 MA (K/AR)
+- 10 MA
+- 12 MA
SEDIMENTOS DE LA FORMACION BOLEO
COMONDU
GLORIA FORMATION SANDSTONES ARE YELLOWISH IN COLOUR & VERY CALCAREOUS
No. 0 SANDSTONES CONTAIN MINOR SHELLS AND TEND TO BE MORE CALCAREOUS
No. 0 MANTO IS USUALLY AN UNMINERALIZED, LAMINATED CLAYSTONE
MANTO 0
#1 CYCLE
MANTO 1
No. 1 MANTO IS NORMALLY A WELL LAMINATED GREEN TO BLACK BED; BRECCIA UNCOMMON
SIN NOMBRE MANTO (MANTO FOUND ONLY IN MONTADO)
#2 CYCLE
No. 2 SANDSTONES ARE GENERALLY FINER GRAINED THAN No. 3 SANDSTONE
No. 2 MANTO IS NORMALLY THINLY BEDDED, OFTEN WITH INTER BEDDED GYPSUM AND LIMONITE, LOCAL BRECCIA ON TOP
MANTO 2
No. 2 CONGLOMERATE IS NORMALLY POORLY CEMENTED AND IS MORE LENSE LIKE AND DISCONTINUOUS IN NATURE
CINTA COLORADA
#3 CYCLE
No. 3 SANDSTONE CONSISTS OF WELL BEDDED SEQUENCES OF PREDOMINANTLY FINE-MED. GRAINED MATERIAL OVERLAIN BY SILSTONE TO CLAYSTONE BEDS UPWARD TREND; BELOW #2 MANTO SANDSTONE IS OFTEN GREENISH IN COLOUR
MANTO 3AA (MERCURIO)
MANTO 3A
No. 3,3A & 3AA MANTOS TYPICALLY HAVE LAMINATED, MINERALIZED BASES OVERLAIN BY POLYMICTIC BRECCIAS
MANTO 3
No. 3 CONGLOMERATE IS THE BEST CEMENTED/INDURATED CONGLOMERATE
#4 CYCLE
No. 4 SANDSTONES TYPICALLY MEDIUM TO COARSE GRAINED, PEBBLY AND POORLY SORTED, OFTEN A WEAK GREY TO PURPLE COLOUR
MANTO 4
MANTO IS OFTEN CALCAREOUS
BASAL BOLEO SEDIMENTS
COMONDU VOLCANICS ARE TIPICALLY OVERLAIN BY BASAL BRECCIA, LIMESTONE AND GYPSUM
GYPSUM IS LAMINATED & DOMAL
LIMESTONE IS MASSIVE TO BEDDED; OFTEN MANGANIFEROUS
BASAL VOLCANICS

On top of the gypsum/limestone beds is the cyclic succession of clastic beds that average 150 m and range to 270 m thick. Individual cycles range from 20 to 140 m thick and consist of a basal mud and fine volcanic ash horizon (now altered to montmorillonite clay) that hosts the copper-cobalt-zinc manganese mineralization (the manto).

These are overlain by progressively coarser material of maroon coloured, tuffaceous claystone, siltstone, feldspathic sandstone, pebbly sandstone and eventually cobble to boulder orthoconglomerates.

Typically the earliest cycles (manto 4, then 3) are thickest with each successive cycle being thinner. The last cycle is thin and believed to be incomplete. All cycles thin over basement highs and wedge out toward the basin margins. The copper-cobalt-zinc manganese stratiform deposits only occur within Boléo formation rocks.

Unconformably overlying the Boléo clastics are fossiliferous marine sandstones and conglomerates of the lower Pliocene (about 5.3 Ma.). Gloria formation (Bailes, et al., 2001). These in turn are overlain by slight unconformity with a sequence of fossiliferous marine sandstones and conglomerates of the Infierno formation. Unconformably overlying these are fossiliferous sandstone and conglomerate of the Pleistocene, Santa Rosalia formation (Wilson and Rocha, 1955).

Structural Geology

The Boléo Formation rests on an irregular volcanic basement, with several distinct basement highs and intervening troughs.  In places, these basement highs are so pronounced that they have influenced the deposition of the lower mantos, such that these pinch out against the volcanics and only the upper mantos are present.  There is also a tendency for the sediments of each cycle to thin towards the high ground, giving a stratigraphic compression and thus less vertical separation of mantos.

Faulting is common throughout the district.  The dominant faults are northwest to north-northwest striking and steeply dipping with normal movements.  These faults have downthrows to both east and west, with more of the major faults down dropping to the west.  This, coupled with the generally easterly dip of the mantos, yields a stepwise pattern of the present position of the mineralized beds (Figure 5).  Many of the faults appear to be long-lived, probably with their first movements influencing the initial basin formation and with continuing movements throughout time to the present day.  Vertical displacements can be as much as 50 m to 200 m maximum on the major faults, with much lesser movements toward the ends of these faults and on lesser structures throughout the district. Fault displacements will obviously be important in detailed mine planning; fortunately, in much of the district, the faults and their displacements are well documented in old mining records.

Major faults at Boléo are, in most cases, laterally separated by several hundred, to in some cases, over a thousand m.  Lesser faults are common and more closely spaced.  Faults displace mantos and as a consequence of their dip, may form “fault windows” in which the mantos are not present.  However an order of magnitude calculation suggests that the windows may represent less than 2% of the total area.

Many of the major faults have zones a few metres to tens of metres wide in which the rocks, including the mineralized mantos, are highly disrupted.

There has also been some oblique strike-slip movement on many of the faults.  The sense of this movement appears to be predominantly right lateral which would be expected given the spreading regime in the Gulf of California.

Mineralization

Deposits of copper-cobalt-zinc manganese mineralization in the Boléo District occur within widespread, stratiform clay-rich horizons or beds known as “mantos” (manto is a Spanish term used in mining parlance for a generally mineralized layer or stratum).  Within Boléo formation stratigraphy there are up to seven mantos, including two of very limited extent, that occur as relatively flat to generally shallow dipping, stratabound and stratiform beds.

These include, with increasing depth, manto 0, 1, 2, 3AA, 3A, 3 and 4.  Historically the major producing manto has been number 3, which yielded approximately 83% of all production between 1886 and 1985 when the plant shut down.  Most of the remaining production has come from manto 1 in the southeast portion of the Boléo area where manto 3 is absent.  A small amount of production has come from the widespread but generally thin manto 2 while an even smaller level of production has come from the relatively restricted manto 3A.  Based on previous studies and exploration work, mantos 1, 2 and 3 still offer the most potential for hosting significant economic reserves.

The mantos themselves tend to be clay rich (ash altered to montmorillonite) with laminated basal zones generally less than 1 m thick overlain by intrabasin slump breccias up to 20 m thick.  Underlying lithologies vary from predominantly ortho-conglomerates in the heart of the Boléo basin to coarse sandstones typically containing pebbles of Comondú volcanics. The contact between the mantos and footwall rocks is sharp.

Overlying lithologies vary from fine to medium grained sandstones. The contact between them and the clay rich slump breccias is gradational. In a general sense each manto has distinctive characteristics, especially with regard to copper-cobalt ratios and relative concentrations of zinc, manganese and carbonates.

Metals of interest in the mantos include copper, cobalt, zinc and manganese.  Ore minerals include a fine grained, complex assemblage of primary sulphides including pyrite, chalcocite, chalcopyrite, bornite, carrolite, sphalerite and secondary minerals including malachite, azurite and the rare minerals of boleite, pseudoboleite and cumengite.  Mineralization is generally finely disseminated over intervals up to 20 m thick in the slump breccias.   The richest material typically occurs in the laminated basal section of the Manto, which was historically mined from 1886 to 1972 to an average of about 80 cm and graded 4% to 5% Cu.

Recently, the presence of a thin layer of claystone within a manto creating a “false bottom” over large areas of mantos 1 and 3 has been recognized.  Within these areas, the rich material is often in the higher portions of the mantos above the false bottom layer.  For a detailed discussion on the concept of the "false bottom" please refer to the Updated Preliminary Economic Assessment, dated January 31, 2007, that can be found on SEDAR or the Company’s website.

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Geological Cross-Sections at Boleo

Zoning of the principal economic metals occurs both vertically and laterally. Within individual mantos, copper is enriched at the base, zinc towards the top and cobalt is more or less evenly distributed.  Stratigraphically, vertical zoning shows a trend of zinc enrichment from the lowest manto (4) to the uppermost mantos.  Lateral variations indicate the central core of the Boléo sub-basin is copper rich flanked by a zinc rich marginal zone.  Cobalt is variable and shows no clear correlation with copper or zinc.

Individual mantos and their enclosing strata are “time transgressive”, in that they are progressively younger toward the present Gulf of California.  One very distinctive unit, the “Cinta Colorada” or “red ribbon” is a layer of reddish andesitic-basaltic tuff up to two m thick.  This is interpreted as the product of a single explosive volcanic event, which probably blanketed the entire region.  The Cinta Colorada represents a true “time horizon”, and can be seen to transgress stratigraphy, in some places lying within the unit 2 conglomerate (below Manto 2) and elsewhere in the underlying unit 3 clastic succession.  Thus it demonstrates the time transgressive nature of the enclosing stratigraphic units.

Individual mantos have great lateral continuity and relatively consistent thicknesses. In the principal areas of interest, the lowest Manto (4) lies at the base of the Boléo Formation, directly on the Comondú Formation.  Manto 3 is widespread and thick, and accounting for the largest proportion of the mineral resource.  Mantos 3A and 3AA are less continuous and thinner, lying higher in the succession.  In some places, especially in the Saturno-Jalisco area, 3A merges with 3.  Manto 2 is stratigraphically very continuous but because of its higher stratigraphic position, it is more commonly eroded.

Manto 1 makes up the bulk of the mineral resource in the southeast portion of the Boléo property, where the lower mantos (3 and 4) were for the most part not deposited.  The beds dip to the southeast and as a consequence, Manto 1 lies deeply buried in this area.  To the northwest, Manto 1 overlies the well mineralized portion of Manto 3 (and in many places, 3A, 3AA and 2).

Gallium, indium, and germanium occur in minor amounts in association with copper-cobalt mineralization. Moreover, because of the sedimentary exhalative (Sedex) origins of the deposit and the occurrence of abundant clays, attention has also been drawn to the potential of the Rare Earths (RE) yttrium, lanthanum, cerium and neodymium. Despite their low grade but because of their relatively high unit values, gallium, indium and germanium were recognized as being potentially of economic interest as by-products but technically challenging to recover.

Definitive Feasibility Study Test Work

The DFS commenced in August 2004 and all technical work has been completed. The following is an overview of the work that has been done and results from the various testwork completed for the DFS. The DFS is being conducted to comply with Canadian standards under National Instrument 43-101.  For United States reporting purposes, U.S. Securities and Exchange Commission Industry Guide 7 (as interpreted by the staff of the U.S. Securities and Exchange Commission) applies different standards for the disclosure of reserves.  U.S. investors are cautioned that the reserves, if any, presented in the feasibility study, while in compliance with Canadian standards and regulations, do not meet the following requirements of reserve disclosure under U.S. Securities and Exchange Commission guidelines: the reserves may be based on a feasibility level permitted under Canadian regulations rather than a "final" or "bankable" level feasibility study as required by the U.S. Securities and Exchange Commission; and, the reserves are expected to be calculated using commodity prices currently utilized by major lending institutions for debt financing purposes, which are significantly lower than the historic three year average prices required by the U.S. Securities and Exchange Commission.  In addition, a primary environmental analysis or report must be filed with the appropriate governmental authority under the rules of the U.S. Securities and Exchange Commission.

Solid-Liquid Separation Testing

The Boleo Property is a sediment hosted deposit of copper-cobalt-zinc, with possible indium, gallium and germanium credits, in a clayey mineral matrix. The copper-cobalt-manganese and zinc values in the ore can be leached using sulphuric acid solutions in a slurry leach process. While the dissolution of the valuable metals into the leach solution is relatively straightforward, the subsequent separation of metal containing solution from leached solids has historically been challenging.  In order to meet this challenge, Baja commissioned a program of work at SGS Lakefield Research (Lakefield, Canada) to test the ability to successfully carry out solid-liquid separation and washing of the barren solids.  This work was overseen by Bateman Engineering and involved Pocock Industrial (Salt Lake City) and Outokumpu (Toronto) in the testing.  Pocock and Outokumpu are specialists in solid-liquid separation technology.  The solid-liquid separation tests performed at SGS Lakefield Research demonstrated that Boleo ores could be settled and washed in a conventional CCD circuit utilizing high rate thickeners.

With the success of the solid-liquid separation testwork, the Company advanced to a first phase, integrated pilot plant at SGS Lakefield in November 2004 and second phase integrated pilot plant in March 2006.

Metallurgical Test Work

A significant amount of metallurgical testing on the Boleo deposit has been carried out to date, initially by International Curator and more recently by the Company under the direction of Bateman Engineering.  The Bateman Engineering report contained a flowsheet (see figure 1) for the recovery of copper and cobalt metal and zinc sulphate.

Figure 1

Under the proposed flowsheet, the recovery of copper and cobalt metal and zinc sulphate consists of conventional crushing and attribution of the run-of-mine ore followed by a two stage atmospheric leach that places the copper, cobalt, manganese and zinc into solution.  The clayey waste is then separated (and discharged to a tailing pond) from the metal rich aqueous solution in a series of conventional high rate thickeners in a counter current decantation circuit ("CCD").  The metal rich aqueous solution then proceeds to standard copper solvent extraction and electrowinning - producing high-grade copper cathode (metal).  The stripped solution (the "Copper Raffinate") then proceeds to a further solvent extraction phase where residual copper and the contained cobalt and zinc are loaded in a direct solvent extraction circuit (“DSX”), utilizing a proprietary (to Commonwealth Scientific and Industrial Research Organization of Perth, Australia – "Commonwealth Scientific and Industrial Research Organization") mixture of commercially available solvent extraction reagents. The Company has a non-exclusive royalty free licence to utilize the Commonwealth Scientific and Industrial Research Organization direct solvent extraction process at the Boleo deposit.  The residual copper is then stripped and sent to copper electrowinning.  The zinc is stripped utilizing sulphuric acid and the resultant zinc sulphate is evaporated into hydrated zinc sulphate crystals (a saleable product).  The cobalt is then stripped and processed in an electrowinning circuit to produce high purity cobalt metal.

After stripping of the cobalt and zinc in the Commonwealth Scientific and Industrial Research Organization circuit, the stripped solutions (the “DSX Raffinate”) is currently utilized as wash water in the CCD circuit.  This DSX raffinate contains a significant portion (96%) of the manganese leached in the initial two phase leach circuit. As part of the Phase 2 Pilot plant, the Company produced a high purity manganese carbonate product and is investigating possible opportunities for further off-site treatment of the product to various manganese products, such as manganese sulphate (utilized in the fertilizer industry), manganese metal, electrolytic manganese dioxide (for use in the battery market) and other manganese salt products for possible sale as specialty chemicals.

The  Bateman Engineering flowsheet was the subject of an initial Phase I "Proof of Concept" pilot plant at SGS Lakefield Research Ltd. ("Lakefield"), Lakefield, Ontario, from the 15th – 28th November 2004 at a cost of approximately $1.6 million.

Two Phase Pilot Plant

The phase 1 “proof of concept” pilot plant was conducted to test on a reasonably continuous basis the viability of the process flow sheet that was developed from the 2002 pre-feasibility study.  It did not completely integrate all processes.  In particular, the pilot plant was split into two sections.

The phase 1 pilot plant integrated all steps through the production of copper metal but accumulated the leach solutions stripped of copper for subsequent processing through to cobalt metal and zinc sulphate at a later date.  In addition, manganese recovery was not originally planned and accordingly the processing of manganese leach solutions was conducted in a third test. All these steps were integrated into a phase 2 pilot plant.

The phase 1 pilot plant treated a 2 tonne bulk sample of Boleo ore grading 1.85% Cu, 0.095% Co, 0.59% Zn, 4.3% Mn and 7.9% Fe.

SGS - Lakefield and Bateman Engineering Engineering have jointly reported the summary findings from the pilot plant as follows:

•

The pilot plant operated continuously for a total of 12 days in leaching, 11.5 days in CCD, 9.5 days in Copper SX/EW and 9 days in Cobalt and Zinc SX using DSX technology.

•

The oxidation, reduction leaching circuit gave excellent extractions of copper, cobalt and zinc. Copper extraction exceeded 90% during pilot operation.  Cobalt extraction was as high as 90%.  Zinc extraction was generally above 70%.  These numbers are indicative of the potential of the Boleo process to extract the three pay metals Cu, Co, Zn.  Final extractions will be calculated once all samples have been assayed and metallurgical balances completed.

•

The CCD circuit worked very well.  The CCD was set up to simulate the use of the “high rate” type of thickeners with recirculation of overflow solution to dilute the feed slurry prior to flocculation.  This method of settling and washing was based on recommendations from benchscale testing by Outokumpu and Pocock Industrial and proved to be highly effective.  The leach residue settled quickly producing clear overflow solutions to advance to copper, cobalt and zinc recovery.

•

The copper SX/EW circuit performed very well.  15.5 kg of copper metal were electrowon from the solvent extraction strip solutions at high efficiency.

•

The iron removal circuit was designed to remove iron, aluminum and other impurities from the solution prior to recovery of cobalt and zinc using DSX technology from Commonwealth Scientific and Industrial Research Organization.  The iron removal circuit consistently produced very low concentrations of key impurities in solution with negligible losses of cobalt and zinc.

•

The Commonwealth Scientific and Industrial Research Organization DSX circuit for cobalt and zinc recovery performed very well.  The advantage of the DSX circuit for Boleo plant design is that cobalt and zinc are separated from manganese and magnesium in the Boleo leach solutions.  In the SGS Lakefield pilot plant, cobalt and zinc were recovered with high overall efficiency (+95%) to produce a concentrated zinc sulfate solution (for production of zinc sulfate monohydrate crystals for sale) and a concentrated cobalt solution (for production of cobalt metal cathode).

•

Overall metal recoveries of approximately 87% copper (as high grade copper metal), 82% cobalt (as high purity cobalt metal), 68% zinc (as zinc sulphate) and 96% manganese (as manganese sulphate) were achieved.

•

The pilot plant data will be used by Bateman Engineering in developing design data for the Feasibility Study.

Two further metallurgical tests were performed on the products from the pilot plant.

a)

Production of zinc sulfate monohydrate crystals.  Zinc sulfate monohydrate was recovered by evaporative crystallization of the zinc strip solution from the Commonwealth Scientific and Industrial Research Organization DSX circuit.

b)

Production of cobalt cathode.  The cobalt strip solution from the DSX circuit containing cobalt along with small amounts of zinc and nickel was treated by a further miniature SX/EW circuit to purify the cobalt solution for electrolysis as high grade (+99.9%) cobalt cathode.

A further program of follow-up benchscale testwork was underway at SGS Lakefield Research to obtain additional data for final feasibility study engineering.

•

Environmental testing of residues and solutions produced in the pilot plant program.

•

Characterization of High Acid Consuming (HAC) material from the Boleo site containing limestone and other alkali minerals.  HAC material will be used as a low cost neutralizing agent in the commercial Boleo plant.

•

Ore scrubbing and grinding test work for developing final design for ore preparation circuit.

•

Test work on oxidation and precipitation of iron prior to Commonwealth Scientific and Industrial Research Organization DSX circuit to ensure maximum removal of iron with minimum treatment time and reagent consumption.

•

Leach tests on 24 samples of ore that were composited to form the pilot plant feed.  These tests were used to assess leach variability of the ore.

The phase 2 pilot plant campaign was conducted continuously from June 7 to July 14, 2006 treating a composite sample totaling 4.2 tonnes of ore that was obtained during the Test Mining campaign conducted in March 2006 at Boleo. The purpose of the demonstration campaign was to:

1)

Finalize design criteria for recoveries of metals and consumption of key consumables to be used in the Definitive Feasibility Study (“DFS”) being prepared by Bateman Engineering Canada Inc. (“Bateman”);

2)

Provide a design basis for Bateman to give process guarantees in the next phase of the project which is detail design and procurement;

3)

Demonstrate that the high clay content of the Boleo ore does not present a problem for washing in the Counter Current Decantation (“CCD”) circuit;

4)

Produce sufficient quantities of copper cathode, cobalt cathode and zinc sulphate to enable off-take buyers to evaluate the quality of product(s);

5)

Produce a saleable Manganese product (manganese carbonate);

6)

Demonstrate that the limestone located at Boleo is suitable for use as the neutralizing agent;

7)

Confirm that Commonwealth Scientific and Industrial Research Organization’s (“CSIRO”) Direct Solvent Extraction (“DSX”) technology is capable of giving good separation and recovery of Cobalt and Zinc into saleable products; and

8)

Provide an opportunity for equipment vendors to work with Bateman on equipment design.

Operation of the phase 2 pilot plant was stable and reached a steady state condition within a few days of start-up.  Operation continued smoothly 24 hours/day for the scheduled period.  Test results met or exceeded the desired objectives in all aspects.  The extractions of key metals in the leaching circuit under design conditions were: copper 91%; cobalt 82%; zinc 60%; manganese 85%.  A number of specialist assays of final products are still pending but it is expected that the copper cathode grade meets LME Grade ‘A’ specifications (as was the case in the November 2004 pilot plant) and the cobalt metal is suitable for sale without requiring further refining. Potential off-take parties have reviewed the assays and have sent expressions of interest for the marketing of all products.

The overflow of the metal bearing solution from the CCD circuit was very clear and leach residues settled quickly. The Company’s locally available limestone was used for the entire test period.  Several equipment vendors were on-site for the test period and the data collected is being used for design of several of the solid/liquid separation steps in the anticipated flowsheet.

Good separation of zinc and cobalt was achieved and the zinc solution collected is suitable for production of zinc sulphate that can be sold in the fertilizer and animal feed markets.

In-Fill Drill Program

General

The current resource study uses all the drill holes completed by previous owners of the Boléo property, plus the additional holes of the three infill drill programs carried out by MMB between December 2004 and September 15, 2006 (DDHs 04-928 to 06-982). A small number of these holes can be classified as exploration holes and did not serve the purpose of infill drilling.  These holes are numbered 04-928, 04-929, 05-947 and 05-948.

Historical

The oldest recorded drilling program was carried out between 1927 and 1940 when 10,237 metres were drilled in 46 vertical churn holes (Wilson and Rocha, 1955). Most of these holes were drilled in the southeast portion of the property to explore for manto 1 in the Rancheria, San Luciano and Montado areas.  Further diamond drilling was carried during the latter years of mining operations when Fomento Minero was looking for high-grade reserves to exploit. Records of this drilling were either never kept or have been lost or destroyed.

By far the most extensive drilling program ever conducted in the Boléo District was that of International Curator Resources Ltd. between 1993 and 1997.  All exploration diamond drilling was completed using skid mounted Longyear 38 drill rigs moved with logging skidders.  Core size was HQ (63.5 mm diameter), reduced to NQ (47.6 mm diameter) when necessary because of drilling problems.  In areas where considerable thickness of overlying barren stratigraphy (Gloria, Infierno and Santa Rosalia formations) was expected, the upper portion of the hole was triconed before coring was begun near the target horizon. The need to increase the Boléo resource to the measured and indicated classification led to the execution of three drill programs between December 2004 and January 2007.

2004 – 2007

Three infill drill programs were carried out by MMB on the property between December 2004 and January 2007. These drill programs were designed to infill the existing drill hole coverage with the aim of improving the confidence in the resource estimates.  The location of all the drill holes is shown in Figure 9. The first program comprised 15 holes for 2,566 m, between December 6, 2004 to January 29 2005 (DDHs 928 to 941), the second program comprised 18 holes for 3,174 m from May 11, 2005 to July 3, 2005 (DDHs 942 to 959), and the third program which comprised 123 holes for a total of 20,609 m from February 1, 2006 to September 15, 2006 (DDHs 960 to 1082).  A total of 156 new drill holes were completed for a total of 26,349 m.

El Boleo Drill Hole Locations –Historical & Infill

For full drilling results, sampling methods and approach, core recovery, and data verification procedures, please refer to the, NI 43-101 compliant, Updated Preliminary Economic Assessment prepared by WJA Yeo et al, dated January 31, 2007, specifically pages 36-70. The report in its entirety can be found on SEDAR and on the Company’s website at www.bajamining.com.

Test Mining- Two Phases

Phase I Testing

As part of the definitive feasibility study, Baja commissioned geological consultants Hellman & Schofield Pty. Ltd. (Hellman & Schofield), of Sydney, Australia, in late 2004 to develop a computerized 3D digital resource model of the El Boleo copper/cobalt/zinc deposit and the consulting firm, Australian Mine Design & Development Limited (Australian Mine Design and Development) for their expertise in mine design of flat lying deposits like Boleo.

Australian Mine Design and Development (AMDAD), of Sydney, Australia, proposed the use of modern, high productivity, continuous miners as used in the Australian and South African coal mines. A test mine site was selected which represented the various conditions expected at Boleo during the initial 20 year mine life and the test area was pre-developed from March to May 2005. AMDAD, along with Agapito Associates Inc (AAI), of Golden, Colorado, USA were retained to design and supervise the test.  The Company purchased and refurbished a Dosco LH1300, 58 tonne, roadheader style, continuous mining machine as the key piece of equipment for the underground mining trial at Boleo.  All of the equipment for the trial was sourced in August – September 2005 and the majority acquired, and a test mine was commenced in mid-October 2005.

The test mine consisted of the developing an underground roadway or “Drift” (see schematic below) approximately 200 meters long, with dimensions of 5 meter wide by 3.5 meters high. To the extent possible, this drift, or access ramp, was driven in the mineralized manto and was completed in December 2005.  From the end of the access ramp, a monitoring drift similar in cross section to the ramp was driven, including a series of cross–cuts in the mineralized mantos and the mineralized backfill from historic mining.  The “Wings” shown in the schematic below were then mined, starting with crosscut 3, to create a series of mined-out “Rooms” with a support wall (“pillar”) between the rooms.

Geotechnical instrumentation was installed in the crosscuts, wings and rooms in order to measure the build up in the formations of stress, and other geotechnical variables, as a result of mining.  The test mine provided data to confirm projected production rates, ground support conditions and costing requirements for the mine design related to the definitive feasibility study and data for detailed capital and operating costs estimates.  The initial test mine work was completed in April 2006 and a final report on the results was delivered, in October 2006, by the independent engineers monitoring the test.  Several additional mine design studies were also completed prior to idling the test mine in December 2006.

Plan view (looking at mine trial development from above) of the trial mine layout.

Legend

Backfill (which comprises part of the mineral resource) from previously mined areas
Portal opening

The primary objective during test mining, and subsequent studies, was to confirm the geotechnical feasibility of underground mining at Boleo. Further, as a consequence of AAI’s extensive experience in underground mining of soft-rock, bedded deposits, it was requested that their report also address and provide recommendations on key operational issues identified during this evaluation.

Based on the test mine activities at Boleo, observations and review of the data and information collected by AAI, the following preliminary geotechnical and operational feasibility conclusions for underground mining in the mantos were reached:

•

With appropriate and site-specific mine design, equipment selection, mine planning and operation execution:

1.

 Based on currently available information, the most appropriate mining methodology for underground mining the clay mantos and breccias at Boleo would utilize room-and-pillar mining with pillar removal similar to those practiced by the coal mining industries of North America, Australia and South Africa.

2.

Room-and-pillar with pillar removal mining methods should approach production levels comparable in magnitude to similar operations in the coal mining industries of North America, Australia and South Africa

•

Longwall and shortwall mining methods are not suited for the conditions at Boleo as a consequence of (1) the extensive faulting which divides the mantos into relatively small, irregular-shaped districts and (2) the hard conglomerate floor that is difficult to cut.

The Corporation’s senior project team are now incorporating the mine trial results and recommendations made by AMDAD and AAI into the design of the underground mine openings and selecting the equipment needed for successful high productivity and safe mining operations. The mine plan will be designed to supply up to 3.1 million dry metric tonnes of ore per year to the process plant.

Phase II Testing

The primary purpose of the second mine trial was to document roof bolting production rates utilizing specialized roofbolting equipment in the Boleo clay and sandstone roof conditions.  The initial mine trial was unable to take advantage of modern roofbolting technology. Additionally the production rate of the continuous miner was less than expected due to mechanical failure of its conveyor system. Consequently during the initial mine trial, roofbolting and excavation production rates did not meet expectations.  This second mine trial was organized to provide a more accurate estimate of underground production rates for the Boleo property.

The second mine trial demonstrated that with appropriate roofbolting equipment, and the use of modern continuous mining machines, production rates should be achievable that can meet the initial designed plant process rate of 2.6 million dry tonnes of ore per year  and, with a proportional increase in equipment and staffing, meet the 3.1 million dry tonnes of plant feed currently scheduled for later years.

Power Supply

An adequate power supply is not commercially available in the area and current development plans call for the Company installing up to a 15 megawatt diesel generated power plant. Required power for the operation (mine and process facility) is approximately 46 megawatts.

The majority of this power (+38 megawatts) will be provided by a co-generation plant attached to the acid plant (utilizing high grade steam generated by heat recovery from the acid plant).  The Company has acquired an option to purchase four diesel driven generator sets from a United States power company. Each unit is rated at 2.5MW, providing a total of 10MW.   The generation plant had been used to provide standby power for an East Coast island.  The units are in excellent condition as they have very low operating hours and are maintained in a hot standby state. The modules are skid-mounted and are thus easily re-locatable.   The option provides for a series of payments that, in total, are approximately 10% of the cost of equivalent new units.

The Company’s El Boleo project’s power supply is expected to be totally independent of the power grid of the State of Baja California Sur, Mexico, where El Boleo is located. Most of the power is expected to be provided through heat recovery and steam generation from the acid plant.  The balance of the requirements is expected to be generated from diesel fired units.  The acquisition of the 10 MW diesel powered generating plant is expected to cover most of this additional power and will more than adequately provide power for construction activities.  The units will remain in storage, on hot standby, in the United States until required at El Boleo and will be moved to site prior to the start of construction in 2007.

Water Supply

An adequate supply of potable water does not exist in the area.  Accordingly, any process facility will primarily utilize sea water with required potable water generated in a desalination plant.

Utility Summary

The diesel power plant, acid plant with attached co-generation power plant, and the desalination plant will be built by the Company and will be included as part of the capital and operating cost determined in the DFS.  The cost of this item will be included as part of the construction finance costs assuming the definitive feasibility study recommends placing the property into production.

Resources

Cautionary Note:  This section uses the terms 'measured resources', 'indicated resources' and 'inferred resources' which are recognized and required by Canadian regulations (under NI 43-101 – Standards of Disclosure for Mineral Projects).  It cannot be assumed that any part or all of the mineral deposits in these categories will ever be converted to reserves.  In addition, 'inferred resources' have a great amount of uncertainty as to their existence and economic feasibility and it cannot be assumed that all of or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under NI 43-101.

In 2004, in conjunction with the definitive feasibility study, MMB commissioned a resource study by geological consultants Hellman & Schofield Pty. Ltd., of Sydney, Australia, to develop a 3D digital block model of the Boleo deposit that could be used for conceptual mining studies.

Past resource studies modelled the Boleo deposit as a gridded seam model, or GSM.  At a large scale the deposit has characteristics typical of coal mines for which the GSMs are ideally suited.  The mineralization is confined to narrow very continuous units that are cut and offset by numerous post mineralization faults.  At Boleo, however, unlike coal seams, the top of each Manto is not a sharp contact between ore and waste.  Metal content tends to decrease upwards from ore grade to waste.  Consequently, the top of each Manto will vary depending on the economic criteria applied.

In a GSM the thickness of the model is defined by a single composite grade for each drillhole intersection.  Since economic parameters will determine the grade threshold to define a seam, different composite lengths would be applicable with different parameters.  Definition of a seam based on a grade threshold defined by a set of economic parameters will allocate samples as either ore, to be included in the composite length, or waste, to be excluded from the composite.

Where the grade threshold, to define the composite grade is relatively high compared to the grade range, as would be the case if mining cut-off grades were used, samples that are an integral part of the mineralization would be excluded from the composites.  This would result in high-grade composites and possible over estimation of grade.  Conversely if a composite is defined at too low a grade, then a GSM, which has a fixed thickness, will include material below economic grade, i.e. so-called dilution, and the estimated ore grade will be low.

Consequently Hellman & Schofield decided to build a 3D block model.  This would allow the economic parameters to define the top, and therefore the economic thickness of each Manto.

A 3D digital geological interpretation was developed from data and information supplied by MMB; which incorporated both Manto surfaces and faults.

To account for the displacement of Mantos by the numerous faults, (which are pre-dominantly post-mineralization) block models and drill hole intersections, for each Manto, were re-aligned at the same height, so that the data was effectively re-positioned approximating pre-faulting locations.  This removed the need to have a complex series of fault bounded data domains and significantly simplified the estimation process.  These block models are referred to as "flat" models.  Block centroid heights in real space, taken from gridded surfaces of the Manto footwalls, were used to translate flat model grade estimates into true 3D blocks.

Resource classification was determined by the number of composite data available for grade estimation, from increasingly localised data search regimes:

For 3D Block and Seam models:

•

Measured – search 200m x 250m x 2m.

•

Indicated – search 400m x 500m x 2m.

•

Inferred – search 400m x 500m x 4m.

For 3D Block models:

•

Measured – minimum data 14 composites from 4 octants.

•

Indicated – minimum data 14 composites from 4 octants.

•

Inferred – minimum data 7 composites from 2 octants.

For Seam models:

•

Measured – minimum data 14 composites from 4 octants

•

Indicated – minimum data 4 composites from 4 octants

•

Inferred – minimum data 2 composites from 2 octants

A model was created around the historic mining areas of Mantos 1 and 3.  Material within this model was classified as inferred due to the uncertainty in identifying original pillars, back-filled areas, referred to as "retaque", and voids.  Tonnes were factored down by 12% to account for material extracted and processed.

It was assumed that mining would initially be by open pit method, hence the  model has block dimensions of 50 metres (east) by 100 metres (north) by 1 m vertically.  Grade estimates of copper, cobalt and zinc were determined using Ordinary Kriging, parameters used in the grade estimation.

In a report dated March 2005, prepared by independent Qualified persons, William Yeo, MAusIMM, PhD., and Phillip Hellman, FAIG, PhD., of Hellman & Schofield (the “Hellman & Schofield Report”), in accordance with national instrument 43-101, Hellman & Schofield reported Measured and Indicated resource estimates based on copper equivalent cut-off grades utilizing metal prices of copper (Cu) US $0.95 per pound, cobalt (Co) US $12 per pound, and zinc (Zn) US $0.45 per pound, and defined as Cu Equiv = Cu + Co*12/0.95 + Zn*0.45/0.95. In 2006, H&S produced a comprehensive resource model of the El Boleo deposit using two specific modeling approaches, namely a seam modeling approach for underground mine design and a 3D-block model approach for open-cut design.  Statistical analysis of the assay data from each manto showed that the histograms of Cu, Co, Zn and Mn were not highly skewed, indicating that ordinary kriging was an appropriate estimation method.

An Updated Preliminary Economic Assessment (Updated PEA) dated January 31, 2007 updated the March 2005 H&S geological model that was reported  on in a 2005 Preliminary Economic Report.

The Updated PEA reported Measured, Indicated and Inferred resource estimates for all mantos, based on Copper equivalent cut-off grades (defined as CuEq = Cu + 12Co/0.95 + 0.45Zn/0.95)1 at grade thresholds of 0.5% and 1.0% CuEq are shown in the table below:

Resource		Cu Equiv Cut-off Grade
		0.50%	1.00%
Measured	Tonnes (106)	59.4	53.2
	Cu Equiv%	2.15	2.30
	Cu%	0.86	0.94
	Co%	0.088	0.091
	Zn%	0.46	0.48
	Mn%	2.77	2.87

Indicated	Tonnes (106)	173.4	128.3
	Cu Equiv%	1.72	2.05
	Cu%	0.76	0.96
	Co%	0.055	0.064
	Zn%	0.54	0.60
	Mn%	2.74	3.06

Total M&I	Tonnes (106)	232.8	181.5
	Cu Equiv%	1.83	2.13
	Cu%	0.79	0.96
	Co%	0.064	0.072
	Zn%	0.52	0.56
	Mn%	2.75	3.00

Inferred	Tonnes (106)	202.6	114.3
	Cu Equiv%	1.32	1.76
	Cu%	0.46	0.66
	Co%	0.043	0.055
	Zn%	0.65	0.88
	Mn%	2.67	3.38

1.   Mn is not considered in the equivalency formula.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.

This section uses the terms “measured” and “indicated resources.” We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission do not recognize them.

U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Updated Preliminary Economic Assessment

In a NI 43-101 report dated January 31, 2007 and prepared by Bateman, Wardrop, AMDAD, AAI and the Company , in addition to the resource model reported on by H&S, capital, operating and project economics were reported as follows:

Project Area	Capital Cost
Mining & Tailings	$50,402,773
Process Plant	$201,279,013
Services & Infrastructure	$128,868,557
Buildings	$16,942,291

Direct Field Costs	$397,492,633
EPCM	$45,433,333
Owners Costs	$35,681,264
Contingency	$62,040,779
Total PEA value	$540,648,009

The estimated Direct Capital cost of the project, excluding working capital requirements, is $397 Million.  The total project cost, including Engineering, Procurement, and Construction Management, Owner’s Costs, and 12.5% Overall Contingency is $540 Million.

Production and Operating Costs

Start-up of the process plant is scheduled for April 2009.  Provision has been made for a ramp-up to full production capacity over the first 2 years. There is no cobalt or zinc sulphate production scheduled in year 1 and their recoveries will be reduced in year 2 while those circuits are being brought into production.  As the first year is a partial year of production, it has not been included in the following tables:

Production Schedule
	Yrs 2-5	Yrs 6-10	Yrs 11-15	Yrs 16-20	Average
Ore treated (000tonnes/yr)	2,600	3,100	3,100	3,100	2,900

Annual Production: (tonnes)
Copper	52,700	43,900	37,900	23,600	38,000
Cobalt	2,200	2,300	2,100	1,600	2,050
Zinc Sulphate	33,600	37,100	34,200	19,400	30,300

Unit Operating Costs ($/tonne ore treated)
	Yrs 2-5	Yrs 6-10	Yrs 11-15	Yrs 16-20	Average
Mining	$10.83	$8.55	$8.40	$8.16	$8.82
Process	$22.77	$21.63	$21.62	$18.00	$20.85
G&A and Sales	$2.40	$2.12	$2.01	$1.42	$1.95
Total	$36.01	$32.31	$32.02	$27.58	$31.62

Project Economics

Project economics are presented for three cases: the Base Case; the "5 Year Average (3 year trailing plus 2 year leading) Price" case; and the "Current Price" case.

Base Case: To generate commercially sound long-term plans for the Boleo project, the Base Case economics for the project have been developed using conservative long-term metal prices of $1.25 per pound of copper, $12.00 per pound of cobalt, and $950 per metric tonne of zinc sulphate monohydrate. As the start-up date of the project is relatively well defined and in the near future (Q2 of 2009), the LME five (5) year forward price curve for copper has been used for pricing in the first three (3) years of production with an extrapolated transition to the long term price in the fourth year.  Those prices (as of January 25, 2007) are $2.20 in 2009, $1.95 in 2010, and $1.75 in 2011.

5 Year Price Case: For comparison purposes the project economics are also shown using the weighted average 3 year trailing/2 year leading price for copper and cobalt ($2.20/lb and $16/lb).

Current Price Case: The Base Case prices are considerably lower than current prices, which as of the end of January 2007 are approximately $2.50, $26.00, and $1,500, respectively. A Case is shown using current prices but the Company does not expect that current prices will be sustained over the long term and the case is shown for comparative purposes only.

The project economic analysis is presented on a 100% equity financed basis.

Project Economic Summary
	Base Case	5 year prices	Current Prices
IRR – pre-tax	23.1%	35.9%	48.0%
IRR – after tax	19.0%	30.2%	40.6%
NPV* @ 0% Discount rate	$1,002	$2,243	$3,455
NPV @ 6% Discount rate	$446	$1,115	$1,787
NPV @ 8% Discount rate	$333	$891	$1,457
NPV @ 10% Discount rate	$243	$713	$1,195

*Note: all NPVs are After-Tax, and US$ Millions.

Sensitivities

The project is most sensitive to 4 key variables:  Copper price, Cobalt price, Capital Costs, and Operating Costs.  The sensitivity of the After-Tax IRR and NPV (at 8% discount rate) relative to the Base Case are shown in the table below to indicate the effect of + or – 10% changes in the key variables.

	After Tax IRR			After Tax NPV @ 8% ($Millions)
	-10%	Base Case	+10%	-10%	Base Case	+10%
Copper price	16.0%	19.0%	21.7%	$236	$333	$420
Cobalt price	18.1%	19.0%	19.9%	$298	$333	$367
Capital Cost	21.5%	19.0%	16.6%	$375	$333	$283
Operating Cost	20.7%	19.0%	17.1%	$396	$333	$266

Opportunities

Several opportunities exist that could further enhance the value of the project.  Some, such as tax rates, are beyond the control of the Company but others will continue to be examined while the DFS is being completed and beyond.

1)

Mining:  Incorporation of the remaining 18,000 metres of in-fill drill data may positively impact the Resource Model and the mine plans.  The mine plans that have been used in this PEA are considered to be conservative.

2)

Contract Mining:  Discussions are being held with potential contract miners that could result in more efficient operation of the open cut orebodies, the limestone quarry, and construction of the tailings dam.

3)

Manganese production:  The production of manganese carbonate would require very little additional capital (about $20 Million).  It was not included in the Updated PEA, however, since the market is not as well defined as other base metals and including it at this time would increase the financial and technical risk of the project. Manganese carbonate can be used as an intermediate product for processing into other manganese products with higher values, such as electrolytic manganese dioxide and manganese sulphate.  “Expressions of Interest” have been received from potential off-take parties for the manganese carbonate and the possibility of production will continue to be reviewed.  If an average selling price of $400/t of manganese carbonate is achieved the NPV8 of the project could be enhanced by $110 Million and the Cash Cost of Copper, net of byproduct credits, would be reduced by $0.25/lb to a negative $0.10/lb.

4)

Sulphur Pricing:  One of the largest operating cost components of the project is the delivered price of sulphur.  It is assumed, for this evaluation, that sulphur is sourced in the southern USA and transported by rail to the port of Guaymas and barged across the Sea of Cortez to Santa Rosalia.  An alternate proposal is being reviewed which could significantly reduce the delivered cost.  It is expected that the review of the alternatives will be complete and available for inclusion in the Definitive Feasibility Study.

5)

Tax Rates:  The current corporate income tax rate in Mexico is 28% and this rate has been used for the project evaluation.  The rate has been decreasing at a rate of 1% per year and it has been stated that the objective is to continue reducing it until it reaches 25%.  However, this legislation has not been passed by the current Congress and it has not been assumed for this evaluation.  Application of a 25% tax rate would increase the NPV8 of the project by $21 Million.

6)

Diesel price:  The diesel price used in this evaluation is $0.50/litre, the current price.  Mexican legislation allows for a rebate of the Mexican IEPS tax that is built into the price for the non-mobile (movement of people) use of diesel, and this project would qualify for that rebate.  The rebate rate is set monthly, and is normally approximately 30%.  For the recent few months the rate has been set at 0% and we have assumed that it will remain at 0%.  If the rebate was to be re-enacted the NPV8 of the project would increase by $12 Million.

7)

Minor metals:  The Boleo deposit contains trace amounts of high value minor metals such as Indium, Germanium, Gallium and Rare Earth metals.  The possible recovery of these elements will continue to be investigated.

Moving Forward at El Boleo

Baja is in the final stages of preparing its DFS on the Boleo Property. The complete DFS report is expected in the second quarter of 2007. The Company has also commenced discussions on construction and project financing as it moves towards the anticipated production commencement in 2009.

The Company has retained Endeavour Financial International Limited as its financial advisor to solicit offers for primary debt financing (first mortgage security) for construction of the Boleo project. We anticipate that primary debt financing will provide for up to 75% of the capital cost of the project, as well as a potential cost overrun facility.

Due diligence by potential lenders, including visits to the project site, is expected to commence this month. The Company retained an independent engineering firm (to act as advisors to prospective lenders) in early 2006 in order to facilitate prospective lenders due diligence by observing the test mine and phase 2 pilot plant.

Subordinate Debt Financing – Metal Off-take Arrangements

The Company anticipates that primary lenders in determining the percentage of construction capital (up to an anticipated maximum of 75%) that they may be prepared to advance will be guided by several economic ratios (determined as of the date of commencement of production), including (i) the net present value of the cash flow from proven and probable reserves in relation to the amount of money borrowed, and (ii) the ratio of  net cash flow available to pay principal and interest on such debt in any year to the amount of  principal and interest on bank debt to be paid in such year.

If the Company is able to demonstrate that the project economics (at metal prices acceptable to such lenders) exceed the agreed ratios it expects to secure subordinate debt (ie second mortgage) to cover all or a portion of the balance of construction financing.  To this end, the Company has embarked on discussions with third parties to possibly secure subordinate debt financing, which financing may be linked to off-take arrangements for the marketing of copper, cobalt, zinc and manganese products.

The Company is endeavoring to negotiate and have construction financing available for drawdown early to mid 2007 to allow construction to proceed in an orderly manner to allow commissioning of the project in early 2009.

Please note that all discussions for both primary and subordinate debt financing are at a preliminary stage and there is no guarantee any such financing will be available on acceptable terms, if at all.

ITEM 4

RISK FACTORS

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of our common stock.

Our failure to successfully address the risks and uncertainties described below would have a material adverse effect on our business, financial condition and/or results of operations, and the trading price of our common stock may decline and investors may lose all or part of their investment.  We cannot assure you that we will successfully address these risks or other unknown risks that may affect our business.

Estimates of mineralized material are inherently forward-looking statements subject to error. Although resource estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Actual results will inherently differ from estimates. The unforeseen events and uncontrollable factors include: geologic uncertainties including inherent sample variability, metal price fluctuations, variations in mining and processing parameters, and adverse changes in environmental or mining laws and regulations. The timing and effects of variances from estimated values cannot be accurately predicted.

Our properties may prove to be uneconomic for commercial operations and we may never recover the investments made in our properties

We have no probable or proven reserves on any of our properties.  We cannot assure you that minerals will be discovered in sufficient quantities and grade at Boleo to justify commercial operations or that funds required for development can be obtained on a timely basis, if ever.  Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  If we are unable to upgrade our mineralized material to proven and probable reserves in sufficient quantities to justify commercial operations, we will be unable to develop mines and we may lose all of the resources we have invested in our properties.

If the definitive feasibility study on our El Boleo property demonstrates that it is warranted to place it into development, we will require additional financing.

We completed an equity financing in April 2006 to raise gross proceeds of $23 million and accordingly we believe we have adequate funding to complete the definitive feasibility study on the Boleo property and to provide adequate working capital to meet all general and administrative expenses through at least December 31, 2007,  Upon completion of the definitive feasibility study, and assuming such study demonstrates that the Boleo deposit can be economically mined and can generate an adequate rate of return on investment, the next stage of development will require us to raise significant capital in order to develop a mine.  We do not have a definitive estimate of the cost of developing the mine.  Failure to obtain sufficient financing may result in delaying or indefinite postponement of development or production, if warranted, on any or all of our properties or even a loss of property interest.  We cannot be certain that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable or acceptable to us.

We anticipate that we will raise additional capital through equity financing, which may cause substantial dilution to our existing shareholders

If the definitive feasibility study on the Boleo property demonstrates that it is warranted to proceed to development we will have to raise substantial capital to fund development costs.  While it is anticipated that a significant portion of required capital will be in the form of debt financing, lenders may require additional equity financing be raised.  We may issue securities on less than favorable terms to raise sufficient capital to fund our business plan.  Any transaction involving the issuance of equity securities or securities convertible into common shares would result in dilution, possibly substantial, to present and prospective holders of common shares.

We currently depend on a single property, the Boleo Property, and there is no assurance we will successfully place it into production

Our only mineral property is the Boleo Property.  Unless we acquire additional properties or projects or discover additional deposits at Boleo, our company, if successful in developing the Boleo Property, will be solely dependent upon a single mine operation at the Boleo Property for its revenue and profits, if any.  We cannot assure you that we will establish any reserves on the Boleo Property or that we will successfully develop any mining operations at the Boleo Property. We are considered under United States generally accepted accounting policies to be in exploration stage.  (Under Canadian generally accepted accounting policies we are considered to be in the development stage). We currently have sufficient funds to complete current plans at the Boleo property; however, if the definitive feasibility study demonstrates that it is warranted to place the Boleo property into commercial production we will have to raise substantial capital to fund development

We have no history of production and no revenues from operations; we may never generate any revenues from operations

Our company currently has no commercial production at Boleo and has never recorded any revenues from mining operations.  We expect to continue to incur losses, and will continue to do so until such time, if ever, as our properties enter into commercial production and generate sufficient revenues to fund our continuing operations. The development of new mining operations at Boleo will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of our properties are added.  The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, our acquisition of additional properties, and other factors, many of which are beyond our control.  We may never generate any revenues or achieve profitability.

The price of our securities, our ability to raise additional financing and the results of our exploration activities may be adversely affected by fluctuations in copper and other metal prices

The value and price of our common shares, our financial results, and the results of our exploration activities may be significantly adversely affected by declines in the price of copper and other metals. Copper and cobalt prices fluctuate widely and are affected by numerous factors beyond our control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of copper producing countries throughout the world. The price for copper fluctuates in response to many factors beyond anyone’s ability to predict.  These fluctuations if adverse either individually or cumulatively could render the project uneconomic or if placed into commercial production could cause fluctuations in earnings including possible reductions in revenues, net income and possible losses.

The prices used in making the resource estimates are disclosed and differ from daily prices quoted in the news media.  The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors.  For example, a 10 percent change in price may have little impact on the estimated resource quantities and affect only the resultant positive cash flow, if any, or it may result in a significant change in the amount of resources.  Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that the low price is temporary and/or the greater expense incurred in closing a property permanently.

Mineralized material calculations and life-of-mine plans using significantly lower copper and other metal prices than currently being utilized in conducting a definitive feasibility study could result in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting our mineralized material estimates and our financial condition, declining metal prices can impact operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related toa  particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Our property and exploration activities are subject to geologic uncertainty and inherent variability

There is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated.  There may also be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process.  Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations.

Our quantification of mineral resources are based on estimates and are subject to great uncertainty

The calculations of mineralized material amount are estimates only, actual recoveries of copper or other mineral from mineralized material may be lower.  There is no guarantee that the Boleo Property or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited.  Mineralized material, which is not mineral reserves, does not have demonstrated economic viability.  Any material change in the quantity of mineralization, grade or stripping ratio, or the copper price may affect the economic viability of our properties.  In addition, there can be no assurance that copper recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Until an unmined deposit is actually mined and processed the quantity of mineral resources and reserves and grades must be considered as estimates only.  In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Any material change in quantity of mineral reserves, mineral resources, grade, percent extraction of those reserves recoverable by underground mining techniques or stripping ratio for those reserves recoverable by open pit mining techniques may affect the economic viability of the Boleo Property. In addition, there can be no assurance that copper recoveries or other metal recoveries in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production.

Definitional standards for reporting mineralized material differ between United States reporting standards and the Canadian standards use in this registration statement

We use the terms “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” in this registration statement to comply with reporting standards in Canada.  We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (SEC) do not recognize them.  US investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, or inferred mineral resource will ever be upgraded to a higher category.  In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Investors are cautioned not to assume that any part of the reported measured mineral resource, indicated mineral resource, or inferred mineral resource in this registration statement is economically or legally mineable.

We are subject to numerous government regulations which could cause delays in our exploration development projects, if any, and increase costs related to our business

Baja’s mining, processing, development and mineral exploration activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could substantially increase the costs associated with our business or prevent us from exploring or developing our properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Baja and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Our exploration activities are exploratory in nature and may not be commercially successful

We currently have no properties that produce copper or any other metals.  The Boleo Project is currently an exploration project.  Mineral exploration is highly speculative in nature, involves many risks and is frequently nonproductive.  Unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labor are risks involved in the conduct of exploration programs.  We are currently conducting exploration and deposit definition drilling at Boleo.  The success of copper exploration is determined in part by the following factors:

•

the identification of potential copper mineralization based on superficial analysis;

•

availability of government-granted exploration permits;

•

the quality of our management and our geological and technical expertise; and

•

the capital available for exploration.

Substantial expenditures are required to establish proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining.  Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  There can be no assurance that any copper reserves or mineralized material acquired or discovered will be in sufficient quantities to justify commercial operations or that we can obtain the funds required for development on a timely basis.

While we have received approval from SEMARNAT of our Environmental Impact Manifest (EIM), which permits development of the project, there are numerous additional permits that are required from various government agencies.  We may not be able to obtain all the permits in order to develop or operate the Boleo Property.

All phases of our operations are subject to permitting and environmental regulation in the various jurisdictions (federal, state and local) in which we operate. Permitting and environmental legislation is evolving in a manner that we anticipate will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no guarantee that MMB will obtain all permits necessary to develop the Boleo Property or that changes in the legislation or permitting requirements may be implemented. Future changes in permitting and environmental regulation, if any, may adversely affect our operations by requiring additional work on impact studies, delays caused by administrative hearings and governmental review; increased costs related to preparation of studies, field work and consulting experts; delays in obtaining permits and additional implementation costs; changes to expected standards and assumptions of management and other requirements affecting the timing, costs and ability to obtain the required permits for our activities.

The Boleo Property is located in the Vizcaino Natural Protected Area boundary which will affect permitting.

The Boleo Property is located within the boundaries of the Natural Protected Area know as “El Vizcaino”.  Natural Protected Areas are geographical zones that due to their environmental characteristics, are designated, by law, to conservation purposes.  The El Vizcaino Natural Protected Area was established on December 5, 1988 and its management plan was published on September 1, 2000.  The major points of the management plan as related to the Boleo project are as follow:

a)

the plan, officially and specifically recognizes the existence of three mining operations:

•

salt production at Guerro Negro (by a party unrelated to the Company)

•

gypsum extraction at Santa Rosalia (an open pit gypsum mine is located immediately to the north of and adjacent to the Company’s Boleo Project) and

•

metallic mining project (the Company’s El Boleo Project) at Santa Rosalia.

The zone plan established for the Natural Protected Area allows the execution of new mining operations once we have met federal, state and municipal environmental requirements. The Company has entered into a compensation agreement with the Commission for Natural Protected Areas in accordance with the terms of the approval permit issued by SEMARNAT in regard to the EIM.

The Boleo Property is located in Mexico and subject to several country risks that may affect our ability to complete exploration and development work on the property

All of our mineral activities will be conducted in Mexico.  Our activities will be exposed to various levels of political, economic and other risks and uncertainties.  These risks include but are not limited to, hostage taking, fluctuations in currency exchange rates, high rates of inflation, excessive import duties and taxes on the importation of equipment, expropriation and nationalization, possible future restrictions on foreign exchange and repatriation, changes in taxation policies, and changing political conditions, currency controls and government regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ local citizens.

Changes, if any, in mining or investment policies or shifts in political attitude in Mexico may adversely affect the Company’s operations or profitability. Current activities and future operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications, and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

We raise required capital in Canadian dollars, but spend such funds in Canadian and United States dollars as well as Mexican pesos (plus minor expenditures in British pounds, Euros and Australian dollars). The exchange rate between these currencies has fluctuated significantly in recent years and in most years has resulted in foreign exchange losses. We do not currently enter into foreign currency contracts to hedge against such risk. Should the Boleo property be placed into production it is anticipated that revenue from sales will principally be in United States dollars while operating expenses will primarily be in Mexican pesos. Any changes in exchange rates could have an adverse impact on any future operating revenues.

The current Presidential regime in Mexico has been supportive of foreign investment. Federal elections were held in Mexico in June 2006 and the declared winner of the Presidential election was the pro-business candidate and is expected to carry on the pro-business attitude of the previous government.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on our operations or future profitability.

Exploration, development and mining involve a high degree of risk

Our operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of copper and other base metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, unstable ground conditions, pit-wall failures, cave-ins, flooding and other conditions involved in the mining and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and legal liability. Milling operations, if any, are subject to various hazards, including, without limitation, equipment failure and failure of retaining dams around tailings disposal areas, which may result in environmental pollution and legal liability.

The parameters used in estimating mining and processing efficiency are based on testing and experience with previous operations. Various unforeseen conditions can occur that may materially affect the estimates. In particular, past operations indicate that care must be taken to ensure that proper ore grade control is employed and that proper steps are taken to ensure that the leaching operations are executed as planned. If these issues are not addressed, unforeseen difficulties may occur in planned operations.

Lack of infrastructure at Boleo Property will add to Project capital and operating costs

There is not an adequate supply of fresh water or electric power at the Boleo Property.  The process plant is expected to primarily use sea water, which will add to corrosion expenses. To the extent potable water is required it will be produced in a desalination plant. The cost of this plant is approximately US$3 million and is included in current capital cost estimates.  Power for the project will be provided by a +15 megawatt diesel generated power plant plus from a cogeneration plant attached to an acid plant that burns sulphur to provide necessary sulphuric acid for the process plant.  The cost of sulphur is the single largest reagent cost in the plant.  Any increase in the cost of sulphur will result in a significant increase in operating costs.

Baja’s title to its properties may be subject to other claims

There is no guarantee that title to Baja’s properties will not be challenged or impugned. Baja’s mineral property interests may be subject to prior unrecorded agreements or transfers or the claims of local people and title may be affected by undetected defects. There may be valid challenges to the title of Baja’s properties which, if successful, could impair development and/or operations.  There are currently no known or threatened challenges to the Company’s title to the Boleo Property.

Baja does not insure against all risks

Baja’s insurance will not cover all the potential risks associated with a mining company’s operations.  Baja may also be unable to maintain insurance to cover these risks at economically feasible premiums.  Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.  Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Baja or to other companies in the mining industry on acceptable terms. Baja might also become subject to liability for pollution or other hazards which may not be insured against or which Baja may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Baja to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

The mining industry is competitive, which may limit our ability to retain qualified personnel, acquire attractive properties or raise capital

The mining industry is competitive in all of its phases, including recruiting qualified personnel, acquisition of properties that may be complementary, capital raising and securing equipment or services required for exploration programs and analysis.   We face strong competition from other mining companies in these areas.  Many of these companies have greater financial resources, operational experience and technical capabilities than Baja.  As a result of this competition, we may be unable to maintain or acquire attractive mining properties, retain consultants and personnel or raise financing on terms we consider acceptable or at all.  Intense competition may delay our exploration activities or increase our costs substantially, which could affect our financial condition and results or operations.

Our success is dependent on our key personnel

We are dependent upon our key executives: John Greenslade, Eric Norton, William Murray, Tawn Albinson, Scott Britton, Rowland Wallenius, Terry Hodson and Dr. David Dreisinger, who are responsible for developing our property, exploration, mine and plant design, and financing strategies.  The loss of the services of one or more of such key management personnel could have a material adverse effect on our business.  Our ability to manage our exploration and, if warranted, development activities, and hence our success, will depend in large part on the efforts of these individuals.  We face intense competition for qualified personnel, and there can be no assurance that we will be able to attract and retain such personnel.

Certain of our officers and directors also serve as officers and/or directors of other mineral resource companies, which may give rise to conflicts

Certain of our directors and officers are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties.  For example, John W. Greenslade is also President of Minterra Resource Corp., a mineral exploration company; Robert Mouat is a director of Terra Gaia Inc., an environmental company; and William Murray is President of Polymet Mining Corp., a mineral development company. In addition, Gaston Reymenants is also Vice-President Marketing of Polymet Mining Corp., a position he held prior to joining the Company.  Such associations may give rise to conflicts of interest from time to time.  In particular, Minterra Resource Corp. and Polymet Mining Corp. are also involved in the mining industry which leads to the possibility that such companies could compete with the Company for the acquisition of mineral projects.  Both the Company and Polymet Mining Corp. propose to produce copper metal and cobalt.  The sale of Cobalt is a specialized market and conflicts may arise in selling or developing cobalt properties.

Our growth will require new personnel, who may not be readily available

We are expecting significant growth in our number of employees if the results of our exploration and feasibility study activities on the Boleo Property are successful and, if warranted, we begin development activities and reach a decision to place the property into production.  This growth is expected to place substantial demands on our management and operations.  Our ability to assimilate new personnel, if warranted, will be critical to our performance as we will be required to recruit additional personnel and to train, motivate and manage our employees.   We will also have to adopt and implement new systems in all aspects of our operations. This will be particularly critical in the event we decide not to use a contract miner at the Boleo Property. We may not be able to recruit the personnel required to execute our programs or to manage these changes successfully.

Legislation, including the effective date of Section 404 of Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract officers and directors

We may be unable to attract and retain qualified officers, directors and members of board committees required to provide for effective management as a result of the recent and currently proposed changes in the rules and regulations which govern publicly-held companies.  Sarbanes-Oxley Act of 2002 has resulted in a series of rules and regulations by the Securities and Exchange Commission that increase responsibilities and liabilities of directors and executive officers.  The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we expect that beginning in our annual report for the year ended December 31, 2007, we will be required to furnish a report by management on our internal controls over financial reporting to which our auditors will be required to attest beginning for our fiscal year ending December 31, 2008.  Such report will contain among other matters, an assessment of the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective.  This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by our management.  Such report must also contain a statement that our auditors have issued an attestation report on our management’s assessment of such internal controls. Public Company Accounting Oversight Board Auditing Standard No. 2 provides the professional standards and related performance guidance for auditors to attest to, and report on, our management’s assessment of the effectiveness of internal control over financial reporting under Section 404.

While we believe our internal controls over financial reporting are effective, we are still compiling the system and processing documentation and performing the evaluation needed to comply with Section 404, which is both costly and challenging.  We cannot be certain that we will be able to complete our evaluation, testing and any required remediation in a timely fashion.  During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that such internal control is effective. If we are unable to assert that our internal control over financial reporting is effective as of December 31, 2007 (or if our auditors are unable to attest that our management’s report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls beginning in our fiscal year ending December 31, 2008), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on our stock price.

Failure to comply with the new rules may make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as executive officers.

You may be unable to enforce U.S. judgments against us or our officers and directors

We are incorporated under the laws of the Province of British Columbia, Canada. The majority of our directors are resident in Canada; the two exceptions are residents in Costa Rica and the Bahamas, respectively.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon us or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments. Judgments of United States courts predicated upon civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicted solely upon such civil liabilities.

We do not intend to pay cash dividends and there is no assurance that we will ever declare cash dividends.

We do not have any intention of paying cash dividends in the foreseeable future.  In particular, there can be no assurance that our Board of Director’s will ever declare cash dividends, which action is completely within their discretion.

We believe we were a passive foreign investment company during 2006, which may have a material affect on U.S. holders.

We believe we were a “passive foreign investment company” (“PFIC”) during the year ended December 31, 2006 and will be during our fiscal year ending December 31, 2006, which may have a material affect on US Holders.  United States income tax legislation contains rules governing PFICs, which can have significant tax effects on US Holders of foreign corporations.  A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such US Holder.  The U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).

ITEM 5

DESCRIPTION OF SHARE CAPITAL

The Company’s share capital is an unlimited number of common shares without par value. The special resolution authorizing this change in authorized capital was passed by directors resolution on March 13, 2006 and was filed with the registrar of companies and became effective on August 9, 2006.

The Company has only one class of shares.   As of the date of this AIF, the Company had 109,103,977 common shares without par value issued and outstanding as fully paid and non-assessable. The holders of common shares are entitled to one vote per common share at all meetings of shareholders, to receive dividends as and when declared by the directors and to receive a pro rata share of the assets of the Company available for distribution to shareholders in the event of liquidation, dissolution or winding-up.  There are no pre-emptive, conversion or redemption rights attached to the common shares.

The Company currently has various classes of previously issued common share purchase warrants outstanding, as more particularly described in Item 2.

Dividend Policy

Since its incorporation, the Company has not declared or paid, and has no present intention to declare or to pay in the foreseeable future, any cash dividends with respect to its Common Shares.  Earnings will be retained to finance further growth and development of the business of the Company. However, if the Board of Directors declares dividends, all Common Shares will participate equally in the dividends, and, in the event of liquidation, in the net assets, of the Company.

ITEM 6

MARKET FOR SECURITIES

Current markets for all securities of the Company are as follows:

Class of security	Name of market	Trading symbol	Date of listing
Common shares	Toronto Stock Exchange	BAJ[2]	May 12, 1987
Warrants [1]	Toronto Stock Exchange	BAJ.WT	April 22, 2004
Common shares	Frankfurt Stock Exchange	B1Y	March 3, 2006

1. These warrants are the “2004 Warrants”, as more particularly described in Item 2.

2. The Company listed its common shares on the TSX Venture Exchange on May 12, 1987. It was formerly called “First Goldwater Resources Inc.” and traded under the symbol “FGW”. The name and symbol change became effective on July 20, 2004. On February 7, 2007, the Company de-listed both its common shares and 2004 Warrants from the TSX Venture Exchange and graduated both classes of securities to the Toronto Stock Exchange.  The trading symbols for the common shares and warrants, BAJ and BAJ.WT respectively, remain the same.

The Company submitted a Form 20-F Registration Statement in the United States in December 2006 and was advised by the United States Securities and Exchange Commission (“SEC”) that it has cleared all comments related to such Registration Statement. The Registration Statement may be reviewed in its entirety under the Company’s profile under the US Securities and Exchange Commission website at www.sec.gov/edgar.shtml.

The Registration Statement registers the Company’s common shares under the Securities Exchange Act of 1934, as amended, and renders the shares eligible for listing in the United States. The Company’s common shares are not currently listed for trading on any exchange in the United States as of yet.

Common Shares

The following tables summarize the trading history of the Corporation's common shares on each of TSX Venture Exchange and the Frankfurt Stock Exchange for the year ended December 31, 2006:

Name of market:

TSX Venture Exchange

Month	High	Low	Close	Volume	Number of trades
December 2006	1.41	1.17	1.32	4,374,907	1,174
November 2006	1.26	1.10	1.25	5,054,750	1,406
October 2006	1.20	0.92	1.18	3,828,143	864
September 2006	1.40	0.92	1.03	4,661,971	996
August 2006	1.55	1.08	1.21	5,710,309	1,146
July 2006	1.59	1.27	1.50	3,201,947	1,039
June 2006	1.59	1.33	1.36	2,310,045	1,025
May 2006	1.96	1.48	1.53	9,754,075	2,476
April 2006	2.07	1.50	1.62	11,438,180	2,508
March 2006	1.70	0.81	1.66	7,209,174	2,034
February 2006	1.07	0.82	0.85	3,919,111	1,173
January 2006	0.94	0.40	0.87	5,744,996	1,068

Name of Market:

Frankfurt Stock Exchange

(Listed March 3, 2006)

Month	High	Low	Close	Volume*	Number of trades*
December 2006	0.94	0.73	0.77	n/a	n/a
November 2006	0.82	0.71	0.81	n/a	n/a
October 2006	0.84	0.64	0.84	n/a	n/a
September 2006	0.97	0.71	0.71	n/a	n/a
August 2006	1.04	0.80	0.84	n/a	n/a
July 2006	1.07	0.92	0.96	n/a	n/a
June 2006	1.08	0.99	1.03	n/a	n/a
May 2006	1.40	1.08	1.13	9,150	n/a
April 2006	1.50	1.12	1.25	28,900	n/a
March 2006	1.03	0.60	1.03	36,000	n/a

* This information is not available for the months in which “n/a” has been listed.

Listed Warrants

The following table summarizes the trading history of the 2004 Warrants over the past 12 months on TSX Venture Exchange:

Name of market:

TSX Venture Exchange

Month	High	Low	Close	Volume	Number of trades
December 2006	1.10	0.61	1.10	335,050	67
November 2006	0.80	0.50	0.76	93,300	23
October 2006	0.75	0.50	0.61	68,750	18
September 2006	1.15	0.67	0.76	336,020	61
August 2006	1.24	0.89	1.17	154,920	70
July 2006	1.27	1.06	1.27	186,600	75
June 2006	1.20	0.80	1.20	533,200	167
May 2006	1.32	0.94	1.09	374,983	184
April 2006	1.20	0.81	1.08	628,976	189
March 2006	1.05	0.305	1.05	1,279,507	203
February 2006	0.50	0.305	0.39	807,916	75
January 2006	0.40	0.14	0.40	144,750	20

Escrowed Securities

There were previously no escrow shares outstanding.  However upon completion of the Reverse Acquisition and Short Form Offering, 40,000,000 common shares were deposited in escrow representing 67.24% of the then issued and outstanding shares. All of these shares have now been released from escrow effective August 25, 2006.

The names of the former escrow shareholders and the number of escrow shares owned by each such shareholder was as follows:

Name	Original Number of escrow shares
Barfield Nominees Limited	14,700,000[1]
ATC Trustees (Cayman) Limited	7,350,000[2]
ATC Trustees (Cayman) Limited	4,900,000 [3]
J. Richard Evans & MacGregor Robertson as Trustees	13,050,000[4]
Total	40,000,000

1.

Barfield is a nominee corporation for Northern Trust, who hold the shares as the trustees of a Guernsey trust in which Robert Mouat is a discretionary beneficiary.

2.

ATC Trustees Cayman Limited holds such shares as trustee of a discretionary trust, of which Stephen Holmes, of West Vancouver, British Columbia is indirectly a potential discretionary beneficiary.

3.

ATC Trustees Cayman Limited holds such shares as trustee of a discretionary trust, of which John Greenslade and his family are indirectly potential discretionary beneficiaries.

4.

 J. Richard Evans & Macgregor Robertson hold such shares as trustees for various trusts of which the following parties and their respective families are directly or indirectly potential discretionary beneficiaries:

(i)

William Murray, of Richmond, British Columbia, originally as to 5,100,000 shares, currently 1,530,000 shares;

(ii)

Michael Northrop, of Riyadh, Saudi Arabia, originally as to 7,350,000 shares, currently 2,205,000 shares; and

(iii)

The wife and infant son of Tawn Albinson, of Mexico City, Mexico, originally and currently as to 600,000 shares

The Escrow Shares were held in escrow by Computershare Trust Company of Canada pursuant to a “Value Escrow Agreement” dated the 30th day of January, 2004; which provides that, until released, the holder of such shares, may not be sell, transfer, assign, mortgage, enter into a derivative transaction concerning, or otherwise deal in any way with the escrow shares or any related share certificates or other evidence of the escrowed shares except in accordance with such escrow agreement. With prior TSX Venture Exchange approval, the escrow shares may be pledged or mortgaged to a financial institution as collateral for a loan, provided that such shares are not transferred or delivered to the financial institution for such purpose. The holders of such escrow shares may exercise voting rights attached to such escrow shares, other than in support of one or more arrangements that would result in repayment of capital being made on the escrow shares prior to a winding up of Baja. Any additional escrow shares issued to the holders as a dividend or other distribution will also be escrowed under such agreement. Transfers within in escrow may be permitted, with prior approval of the TSX Venture Exchange, to a registered plan or fund where the beneficiaries thereof are the holder or the holders’ spouse, children or parents, to existing or incoming directors or senior officers, to other Principals, to a trustee in bankruptcy, upon realization by a financial institution of escrow shares pledged to such institution, upon death of the holder upon notice, or as otherwise permitted by the TSX Venture Exchange. The escrow shares were released from escrow on the following basis*:

Release Dates	Percentage of Total Escrowed Securities to be Released*	Total Number of Escrowed Securities to be Released
April 19, 2004	1/10 of the escrowed securities	4,000,000
October 19, 2004	1/6 of the remaining escrow securities	6,000,000
April 19, 2005	1/5 of the remaining escrow securities	6,000,000
October 19, 2005	1/4 of the remaining escrow securities	6,000,000
April 19, 2006	1/3 of the remaining escrow securities	6,000,000
October 19, 2006*	1/2 of the remaining escrow securities	6,000,000
April 19, 2007*	all of the remaining escrow securities	6,000,000
TOTAL	100%	40,000,000

*

Where there are no changes to the escrow securities initially deposited and no additional escrow securities, then the above release schedule results in the escrow securities being released, after the first release in equal tranches of 15%. The Company became a Tier 1 Issuer on August 24, 2006 and accordingly the escrow release formula was revised to the Tier 1 formula, which resulted in the immediate release of all remaining escrowed shares. A news release was issued September 25, 2006 advising of the imminent release from escrow and on September 26, all remaining escrowed shares were released.

Pooling Agreement

 The shareholders of Mintec imposed a condition precedent to the Reverse Takeover that the Company complete an equity issue to raise a minimum of $10 million in gross proceeds.  This equity issue consisted of a private placement of 10,666,666 Units (each unit consisting of one common share and one-half a transferable share purchase warrant) at a price of $0.75 per Unit for gross proceeds of $8 million.  Each whole share purchase warrant entitled the holder to purchase a further share for a period of 5 years expiring April 19, 2009 at a price of $1.15 per share.  The share purchase warrants are listed for trading on the TSX Venture Exchange.  The Company retained the services of Canaccord International Ltd, a Barbados company, as its agent to complete the private placement.  In addition, the Company retained the services of Canaccord Capital Corp., of Vancouver, British Columbia, to act as its agent to complete an offering of a further 2,666,667 Units (with identical terms) pursuant to  a short form offering (a public offering) through the facilities of the TSX Venture Exchange.  Canaccord International Ltd. and Canaccord Capital Corp, as a condition to completing the above funding required that in addition to the shares issued to the shareholders of Mintec (the Escrow Shareholders) being held in escrow as disclosed above, that the shareholders of Mintec agree that on release of the shares received by them on the Reverse Acquisition that such shares be held under the provisions of the Pooling Agreement terms set out below.  The purpose of the Pooling Agreement was to restrict the ability of the shareholders of Mintec to sell the shares received by them on the Reverse Acquisition

Accordingly, in addition to the provisions of the escrow agreements, the Escrow Shareholders entered into a Pooling Agreement with Canaccord International, the Company and Computershare Trust Company dated the 30th day of January 2004 pursuant to which the Escrow Shareholders have agreed to voluntarily pool all the escrow shares upon release from escrow.  Fifty percent (50%) of the shares (i.e. 8 million shares) were released from the Pooling Agreement on April 19, 2005, a further 25% were released on October 19, 2005, and the balance of pooled shares were released on April 19, 2006.

As of December 31, 2006, and the date of this AIF, no securities of the Company are held in escrow or subject to a pooling agreement.

ITEM 7

DIRECTORS AND OFFICERS

The following table sets forth information about the Company’s directors and executive officers and their respective positions as of the date of this Annual Information Form.

NAME, ADDRESS AND PRESENT OFFICE HELD	PRINCIPAL OCCUPATION FOR THE PAST FIVE YEARS	SHARES BENEFICIALLY OWNED DIRECTLY OR INDIRECTLY	DATE OF ELECTION OR APPOINTMENT
John W. Greenslade President, Chief Executive Officer & Director West Vancouver, British Columbia, Canada	President of the Company since April 20, 2004, President Minterra Resource Corp. (a mineral exploration company), Partner Holmes Greenslade (Barristers & Solicitors)	Nil[1]	April 20, 2004
Robert Mouat[2], Director, Chief Financial Officer Nassau, Bahamas	Chief Financial Officer of the Company, Managing Director Mintec International Limited, Director Terra Gaia Inc (an environmental company)	Nil[3]	Director April 20, 2004 CFO April 22, 2005
William Murray Director, Vice-President Corporate Development Richmond. British Columbia.	Vice President, Operations of the Company, Consulting Engineer, President of Polymet Mining Corp. (a mineral development company)	100,000[4]	April 20, 2004
Graham Thody[2], Director North Vancouver, B.C.	Chartered Accountant, Partner Nemeth Thody Anderson	Nil	May 25, 2004
Charles Thomas Ogryzlo[2], Director Toronto, Ontario

President & CEO Polaris
Geothermal since 2000. Previously president & CEO of Blackhawk Mining and Triton Mining Inc. Between 1991 and 1997, president of Kilborn SNC Lavalin Inc and the Kilborn Group of Companies. (an engineering contractor)

		Nil	May 25, 2004

Ross Glanville Director Burnaby, British Columbia	President Ross Glanville & Associates since 1990	Nil	April 12, 2004
David Dreisinger Vice President Metallurgy Delta, British Columbia	Vice President Metallurgy, Professor Faculty of Applied Science, Department of Metal and Materials Engineering at University of British Columbia, VP. Metallurgy of the Company	Nil	May 17, 2004
Gaston Reymenants Vice President Marketing Boortmeerbeek, Belgium	Vice President Marketing, Managing Director, GMS Metals, Dublin, Ireland,	Nil	May 17, 2004
Tawn Albinson Managing Director Minera y Metalurgica del Boléo Mexico, D.F.	Manager and Director Minera y Metalurgica del Boléo, Consulting Geologist	590,000[5]	January 22,2002
Eric Norton, P. Eng. Vice President – Project Development and Operations Rossland, British Columbia	Project Director of the Company, Previously, Manager, Exploration Business Development, Teck Cominco,	600,000	March 17, 2006 (appointed as a Vice President of the Company - July 20, 2006)
Kendra Greenslade, B.H.K Corporate Secretary North Vancouver, British Columbia	Office Manager of the Company and Assistant to the Vice President Operations of the Company, previously Corporate Wellness Advisor at BC Hydro and Legal Assistant at Holmes Greenslade	Nil	July 20, 2006

1.

4,400,000 shares are owned by a trust located in the Cayman Islands in which John Greenslade and his family are, indirectly, potential discretionary beneficiaries. Mr. Greenslade and his family have no legal interest in such shares nor do they exercise direction or control over such shares or over the trustee. The trust received 4,900,000 shares on completion of the Reverse Acquisition and, after release of a portion of such shares from escrow, sold 450,000 shares through the facilities of the TSX Venture Exchange and distributed 50,000 shares to a former unrelated discretionary beneficiary.

2.

Denotes a member of the audit committee.

3.

14,670,000 shares are owned by a trust located in Guernsey, Channel Islands, in which Robert Mouat is a discretionary beneficiary. Mr. Mouat has no legal interest in such shares nor does he exercise direction or control over such shares or over the trustee.

4.

5,100,000 shares are owned by a trust located in Nassau, Bahamas, in which William Murray and his family are indirectly potential discretionary beneficiaries. Mr. Murray and his family have no legal interest in such shares nor do they exercise direction or control over such shares or over the trustees.

5.

600,000 shares are owned by a trust located in Nassau, Bahamas, in which Tawn Albinson’s wife and infant son are discretionary beneficiaries, although they have no legal interest in such shares nor do they exercise direction or control over such shares or over the trustee.

The number of securities of Baja Mining Corp. beneficially owned, directly or indirectly, or over which control or direction is exercised, by all directors and officers of the Company as a group is 25,960,000 or 23.79%.

The term of office of the directors expires annually at the time of the Corporation's annual general meeting.  The term of office of the officers expires at the discretion of the Corporation's directors.

Biographies

Directors and Officers

John Greenslade, P.Eng. LLB., Chief Executive Officer, President & Director

Mr. Greenslade began his career in the mining industry in 1968.  He graduated from the University of British Columbia (“UBC”) in 1972 with a Bachelor of Applied Science in Mineral Engineering and joined Placer Development Corp. (now Barrick Gold Corp.) as a metallurgist.  Mr. Greenslade received a Master of Engineering degree in 1975 from UBC and subsequently graduated with a Bachelor of Laws in 1978 from the UBC Faculty of Law.  Mr. Greenslade was admitted as a member of the Association of Professional Engineers for the Province of British Columbia in 1976 and was admitted as a Member of the Law Society of British Columbia in 1979.  He practiced law with the firm of Clark Wilson until 1981 when he co-formed the law firm Holmes Greenslade.  His legal practice focused on mining, corporate and securities law, as well as cross border tax issues and offshore trusts.  Mr. Greenslade has been involved in the funding of numerous mining projects, at all stages of exploration, development and production, in various capacities, including legal counsel and director of a TSE listed company, from October 1995 to July 1999 and Minterra Resource Corp., a TSX Venture Exchange company, from 1991 to present.  Mr. Greenslade has been involved with the Boleo Property since 1992, initially in its identification and staking and thereafter as a director of Terratech or Mintec.  He is retained through Kendron Petroleum Management Corporation to provide management services to the Company and devotes the majority of his time to the Company. He is also (since 1991) the President and a director of Minterra Resource Corp., a TSX Venture Exchange listed company.

Robert Mouat, Director, Chief Financial Officer

Mr. Mouat has two degrees from UBC, graduating in 1974 with a BASc in Geological Engineering and in 1977 with a MSc in Business Administration.  In 1978, Mr. Mouat passed the Canadian Securities Course.  In the early 1980's, Mr. Mouat worked for Cominco (now Teck Cominco) and then for 14 years with Wright Engineers (later Fluor Daniel Wright) a large mining engineering firm.  During his time at Wright, he evaluated over 500 mining projects.  He lectured in Mine Valuation at UBC, presented papers at conferences at the CIM and SME and assisted in the preparation of reports submitted as expert's reports in the Supreme Courts of British Columbia and Ontario.  In addition, Mr. Mouat has appeared as an expert witness in the area of mining valuations before the British Columbia Assessment Appeals Board and the British Columbia Expropriation Board.  Mr. Mouat's management experience has largely been as a director with private companies, but he also served as a Director of Britannia Minerals Corp. (now Minterra Resource Corp.), a TSX Venture Exchange listed company from September 1992 to June 1995. He will be devoting the majority of his time to the Company in 2006.  He is also (since 1989) a director and the President of Terra Gaia Inc., a private company.

Eric Norton, P.Eng., Vice President – Project Development and Operations

Mr. Norton graduated from the University of Toronto in 1974, with a Bachelor of Applied Science (Honours) in Metallurgy and Materials Science.  He worked for Teck Cominco for 31 years as a Manager in the various operating plants at the trail, B.C. zinc smelter and Riddle, Oregon nickel smelter and recently as a Manager in the Exploration Business Development Group in Vancouver, B.C.  He devotes all his time to the Company.

William Murray, P.Eng., Director, Vice President – Corporate Development

 Mr. Murray has been involved in the mining industry as an engineer for 33 years with experience in maintenance, engineering, construction management, project evaluation and mine evaluations in North America and Africa.  Mr. Murray is currently a principal of Optimum Project Services Ltd., a consulting firm. Optimum is retained by Minera y Metalurgica del Boléo to provide management and engineering services as an independent contractor. Before moving to Optimum Projects, Mr. Murray worked as Director of Business Development for Fluor Daniel Wright in the mining group. Fluor Daniel Wright is a US engineering and construction contractor that was involved in most of the large new mine developments worldwide in the early nineties.  Mr. Murray's initial work experience in Canada was as director of Project Services at Denison Mines for construction of the Quintette Coal project.  Prior to working in Canada, Mr. Murray worked for Anglo American in South Africa gaining eleven years experience, at increasing levels of management responsibility in engineering design and project management at mines in the Anglo American group of companies.  This included construction of the process plant and underground equipment in the gold, coal and diamond sectors.  Mr. Murray has served as a Director of a number of TSX listed companies including Bonanza Silver Corporation from November 1999 to May 2002, Minterra Resource Corp. from June 1995 to December 1999, Kernow Resources & Developments from June 1995 to present and Polymet Mining Corp. from March 2003 to present.    He currently devotes approximately half his time to the Company. He is also  (since March 2003) the President and a director of Polymet Mining Corp.

C. Thomas Ogryzlo – P. Eng, Director

Mr. Ogryzlo has over thirty years of experience in the mining and engineering contractor industries in development, financing, design, construction and operation of mining, industrial and energy projects in many parts of the world. He holds a Bachelor of Mechanical Engineering (1961) from McGill University in Montreal, Quebec, Canada. In May 2000, he was appointed Executive Vice President of Polaris Geothermal and since December 2003, he has been President and CEO. Polaris Geothermal Inc. is a TSX listed producer of renewable energy.

Mr. Ogryzlo has been President of several mining companies, including, Cerro Matoso S.A., Triton Mining Corporation and Black Hawk Mining. He has also held the positions of President and CEO of Kilborn SNC-Lavalin, a large mining engineering company. His experience in exploration and development of multi-million dollar projects spans the world. Over a six year period, he directed process development work for Hanna Mining, initially as project manager and subsequently as President and General Manager, for the Cerro Matoso ferro-nickel project in Columbia where he was instrumental in organizing of a US$450 million financing involving World Bank, Exim, and a group of 52 private banks led by Chase Manhattan.

Before joining Kilborn, Mr. Ogryzlo was Senior Vice President and a principal of Wright Engineers Ltd, a well-known private Canadian engineering company dedicated to the mining and metallurgical industry. He was based in Toronto and was responsible for operations in Eastern Canada, Latin America, and Europe.

Mr. Ogryzlo has been a director of many public companies, most notably including Franco-Nevada Mining Corp Ltd Tiomin Resoures, Vista Mining Corporation, Birim Goldfields and Polaris Geothermal Inc. He is an independent director and is not involved in the day to day affairs of the Company.

Graham Thody – C.A., Director

Mr. Thody has been a Partner of Nemeth Thody Anderson, Chartered Accountants of Vancouver B.C. since 1980. Mr. Thody’s practice has focused on corporate mergers and acquisitions as well as domestic and international tax issues. Previously his practice focused on the auditing of publicly listed companies as well as participation in the Initial Public Offering process for several corporations. In addition to the Company, he is currently a Director of four corporations listed on the TSXV, Minterra Resource Corp., Geologic Explorations Inc., GoldSource Mines Inc., and SilverCrest Mines Inc., and is Chairman of one corporation listed on the TSX, UEX Corporation, all of which companies are involved in mining exploration throughout either North, Central, or South America.

Mr. Thody is a member of the British Columbia Institute of Chartered Accountants (“BCICA”) as well as the Canadian Institute of Chartered Accountants.  He is formerly a member of the BCICA By-Laws Committee.  Mr. Thody is a Director and the Chairman of the Finance Committee for the Lions Gate Hospital Foundation. He holds a Bachelor of Commerce degree (Marketing) from the University of British Columbia.  He is an independent director and is not involved in the day to day affairs of the Company.

Ross Glanville, B.A.Sc., P.Eng, MBA, CAMV , Director

Mr. Glanville graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science Degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.). In 1974, he obtained a Master of Business Administration Degree (MBA), specializing in finance and securities analysis. In 1980, he became a member of the Certified General Accountants of B.C. (CGA). Mr. Glanville has thirty-five years of experience in mining, exploration, finance, marketing, and management, and held senior executive positions with major and junior mining and consulting companies. As an independent consultant over the past twenty years, Mr. Glanville has specialized in valuations of exploration/development/mining companies and properties; and has also provided many fairness opinions, and acted as an expert witness in court cases involving valuation disputes related to financial and technical issues.  Mr. Glanville has valued more than 500 mining and exploration companies in Canada, the U.S.A., Australia, and Mexico, as well as over 150 in many other areas of the world, including Africa, South America, Europe, and Asia. He has formed public companies (listed on the Toronto Stock Exchange, the Australian Stock Exchange, NASDAQ, and the TSX Venture Exchange) and has served on the Boards of Directors of three companies with producing mines. Mr. Glanville has also acted in more than 50 court cases and assessment appeal board hearings in Canada, the U.S.A., Australia, and the U.K. He has written several articles, and given many presentations, related to the valuation of exploration and mining companies. Some of these articles were published by the United Nations, the Society of Mining Engineers, and by various Canadian magazines and newspapers.

Mr. Glanville has provided a large number of fairness opinions (more than 200) for mergers, amalgamations, and acquisitions of public and private companies. These assignments were undertaken for investment dealers, regulatory bodies (including stock exchanges), banks, various government agencies, venture capital firms, forestry companies, mining and exploration companies, oil and gas companies, and others.  He is an independent director and is not involved in the day to day affairs of the Company.  He is a director of three other corporations listed on the TSXV, Archon Minerals Limited, Oremex Resources Inc., and Starfield Resources Inc.

David Dreisinger, Ph.D, P.Eng, Vice President Metallurgy

Dr. Dreisinger holds the position of Professor and Industrial Research Chair in Hydrometallurgy at the University of British Columbia.  He has been a professor at UBC since 1988.  He has published over 100 papers and has been involved as a process consultant in industrial research programs with metallurgical companies. He has participated in 11 U.S. patents for work in areas such as pressure leaching, ion exchange removal of impurities from process solutions, use of thiosulfate as an alternative to cyanide in gold leaching, and leach-electrolysis treatment of copper matte.  Dr. Dreisinger also co-invented the Mt. Gordon Copper Process for copper recovery from sulfide ores and the Sepon Copper Process for copper recovery from sulfidic-clayey ores.  He has been actively involved in the development of the proposed metallurgical flow sheet for Boleo and is one of the recognized experts in the world in the area of hydrometallurgy.  He devotes such time as is necessary to the Company, which is typically less than twenty-five percent of his time. He is also a director of Polymet Mining Corp.

Gaston Reymenants, Vice President Marketing

Mr. Reymenants had a long career with a major mining company as a metals trader. He now works as an independent with specific expertise in the nickel and cobalt markets. Unlike copper and zinc, the marketing of cobalt requires special knowledge and expertise.  Mr. Reymenants has expertise in securing potential long-term off-take contracts, particularly for cobalt.  He is involved primarily in identifying possible off-take candidates for metal products the Company may produce, particularly cobalt products, and devotes approximately thirty to forty percent of his time to the Company. Since April 28, 2004 to present, he has also served as Vice-President Marketing of Polymet Mining Corp.  The Company and Polymet Mining Corp. each plan to produce and sell copper metal and cobalt.   Copper is readily marketable through the London Metal Exchange or the New York Comex Exchange.  The sale of Cobalt is a more limited and specialized market, which may give rise to a potential conflict.  However, the cobalt products anticipated to be produced by the Company and Polymet are expected to be significantly different and the markets for these products are not expected to conflict.

Tawn Albinson, M.Sc. (geology), Managing Director Minera y Metalurgica del Boleo S.A. de C.V.  Mr. Albinson holds a Bachelor of Science in geology from Macalester College and a Master of Science in economic geology from the University of Minnesota.  Mr. Albinson has been an exploration geologist in Mexico throughout the majority of his career and has run a large number of drilling programs during such period. Since May 1998, to present, he has run a fluid inclusion laboratory in Mexico City, providing consulting services to various companies in the gold mining industry. He devotes the majority of his time to the Company.

Kendra Greenslade, B.H.K..  Corporate Secretary

Ms. Greenslade has been involved with the Company since completion of the Reverse Acquisition in April 2004 as Office Manager and Assistant to the Vice President – Operations. Prior to joining the Company, Ms. Greenslade worked for the law firm of Holmes Greenslade, barristers and solicitors, as a legal assistant in corporate securities. Ms. Greenslade also worked as a corporate wellness advisor for Curtis Personalized Wellness in Vancouver from November, 2002 to April, 2004. She was appointed Corporate Secretary on July 20, 2006. Ms. Greenslade holds a Bachelor of Human Kinetics (B.H.K.), Minor in Commerce, from the University of British Columbia. She devotes all of her time to the Company.

Key Employees

Scott Britton, P.Eng., General Manager – Mining

Mr. Britton graduated from Virginia Polytechnic Institute & State University in Blacksburg, Virginia, USA with a Bachelor of Science – Mining Engineering (1977) and has completed graduate work towards both a Masters of Engineering Management and a Masters in Business (Finance) at Drexel University and Indiana University of Pennsylvania, respectively. Mr. Britton has extensive operating experience in underground mine management, mine engineering, resource development planning, capital and operating cost budgets, and detailed operations planning. Mr. Britton has previously worked in such minerals as trona and coal, and has recently held the position of Underground Mine Manager for General Chemical (Soda Ash) Partners in Green River, Wyoming. During this time with General Chemical, he was responsible for producing 4.5 million tonnes of ore using bore and continuous mining machines (similar to those expected to be utilized at the Boleo Project) on a 7-day work week. Mr. Britton lead a team that increased mine productivity while controlling costs and improving ore recovery. Over his career, Mr. Britton has been published in numerous Mining publications, including two books, “Practical Coal Mine Management” and “Construction Engineering in Underground Coal Mines”. Mr. Britton was also co-editor of The Mining Engineers Handbook published by The Society for Mining Metallurgy and Exploration (SME) (1992).

Terry Hodson, P.Geo., General Manager - Geology

Mr. Hodson graduated from the University of British Columbia with a Bachelors of Science (Honours) Geology (1980). He has worked continuously in the mining industry since graduation in the areas of exploration and resource evaluation, as well as 12 years in operations. Most recently, he was with Tech Cominco Ltd. as Assistant Manager, Advanced Projects. He has been a member of the Professional Engineers and Geoscientists of British Columbia (P.Geo) since 1992.

Rowland Wallenius, C.A., Controller

Mr. Wallenius graduated with a Bachelors of Business Administration in Accounting from Simon Fraser University, Burnaby, B.C. (1993) and became a Chartered Accountant in 1996.  He worked as a Chartered Accountant for BDO Dunwoody and Collins Barrow in Vancouver, B.C., focusing on public company auditing.  In 1997, Mr. Wallenius became corporate controller of a publicly traded waste recycling company until 1999 when he joined Planet Earth Recycling Inc. as President and CFO.  In both these positions he was responsible for the accounting and regulatory departments and fully involved in equity raises by the companies.  From late 2001 to 2005 he provided accounting and consulting services to several private and public corporations including several start-up ventures in which Mr. Wallenius set-up the accounting and internal control systems for public reporting in Canada and the United States.  In 2005, Mr. Wallenius joined the resource industry when he became the interim controller of Augusta Resources Corporation, Sargold Resource Corporation and Wildcat Silver Corporation.  He championed improved statutory reporting and development of internal controls, led the move to a big four accounting firm under SEC requirements, assisted in equity raises and the move to the Toronto Stock Exchange.  In his role as Controller of the Company, Mr. Wallenius will be responsible for finance, corporate and operational accounting and treasury.

Other Board Committees

The Board has established two standing committees, the Audit Committee and the Compensation Committee.

The Audit Committee

The Audit Committee currently has three members, Robert Mouat, Graham Thody, C.A., and Tom Ogryzlo.  The Audit Committee Charter requires that the audit committee consist of three directors, the majority of which are independent.  The committee is appointed annually by the board of directors immediately after the annual general meeting of the Company.  Each member of the Committee must be financially literate, meaning that he must be able to read and understand financial statements.  The Committee’s duties are to monitor and oversee the operations of management and the external auditor. The Audit Committee is structured to comply with Multilateral Instrument 52-110 – Audit Committees (MI 52-110). As the Company graduated to the Toronto Stock Exchange in February 2007, it is the intention of the Company to replace any non-independent member of the Audit Committee with fully independent members in the near term.

The Charter of the Audit Committee

Purpose

The purpose of the Audit Committee (the “Committee”) is to act as the representative of the Board of Directors in carrying out its oversight responsibilities relating to:

•

The audit process;

•

The financial accounting and reporting process to shareholders and regulatory bodies; and

•

The system of internal financial controls.

Composition

The Committee shall consist of three Directors, the majority of whom are “independent” within the meaning of Multilateral Instrument 52-110, Audit Committees, for so long as the Company is a “venture issuer”, as defined therein. As the Company graduated to the Toronto Stock Exchange in February 2007, it is the intention of the Company to replace any non-independent member of the Audit Committee with fully independent members in the near term. In addition, the Company will amend its Charter of the Audit Committee to ensure compliance with regulations set forth by MI 52-110 for non-venture issuers. The Committee shall be appointed annually by the Board of Directors immediately following the Annual General Meeting of the Company.  Each member of the Committee shall be financially literate, meaning that he must be able to read and understand financial statements.  One member of the Committee must have accounting and financial expertise, meaning that he possesses financial or accounting credentials or has experience in finance or accounting.

Biographies of Audit Committee Members

For complete biographies of each individual member of the Audit Committee, please see Item 7.

Duties

The Committee’s duty is to monitor and oversee the operations of Management and the external auditor.  Management is responsible for establishing and following the internal controls, financial reporting processes and for compliance with applicable laws and policies.  The external auditor is responsible for performing an independent audit of the Company’s financial statements in accordance with generally accepted auditing standards, and for issuing its report on the statements.  The Committee should review and evaluate this Charter on an annual basis.

The specific duties of the Committee are as follows:

•

Management Oversight:

o

Review and evaluate the Company’s processes for identifying, analyzing and managing financial risks that may prevent the Company from achieving its objectives;

o

Review and evaluate the Company’s internal controls, as established by Management;

o

Review and evaluate the status and adequacy of internal information systems and security;

o

Meet with the external auditor at least one a year in the absence of Management;

o

Request the external auditor’s assessment of the Company’s financial and accounting personnel;

o

Review and evaluate the adequacy of the Company’s procedures and practices relating to currency exchange rates; and

o

Review and evaluate the Company’s banking arrangements.

•

External Auditor Oversight

o

Review and evaluate the external auditor’s process for identifying and responding to key audit and internal control risks;

o

Review the scope and approach of the annual audit;

o

Inform the external auditor of the Committee’s expectations;

o

Recommend the appointment of the external auditor to the Board;

o

Meet with Management at least once a year in the absence of the external auditor;

o

Review the independence of the external auditor on an annual basis;

o

Review with the external auditor both the acceptability and the quality of the Company’s accounting principles; and

o

Confirm with the external auditor that the external auditor is ultimately accountable to the Board of Directors and the Committee, as representatives of the shareholders.

•

Financial Statement Oversight

o

Review the quarterly reports with both Management and the external auditor;

o

Discuss with the external auditor the quality and the acceptability of the generally accepted accounting principles applied by Management;

o

Review and discuss with Management the annual audited financial statements; and

o

Recommend to the Board whether the annual audited financial statements should be accepted, filed with the securities regulatory bodies and publicly disclosed.

Principal Accounting Fees and Services – Independent Auditors

The following table shows the aggregate fees billed to the Company by PricewaterhouseCoopers, LLP, Independent Registered Chartered Accountants, and Staley Okada & Partners, Chartered Accountants, its external auditors, in each of the last two years.  Due to a transaction between Staley Okada & Partners (“Former Auditors”) and PricewaterhouseCoopers, LLP (“Current Auditors”), the Audit Committee approved PricewaterhouseCoopers, LLP, as the auditor of the Company effective November 20, 2006.

	Years ended December 31
	2006	2005
Audit(1)	$50,000	$46,327
Audit Related(2)	$33,919	$25,045
Tax(3)	$ -	$800
All Other Fees(4)	$-	$-
Total	$83,919	$72,172

(1)

The aggregate audit fees billed.

(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, which are not included under the heading “Audit Fees”. This fee includes review of quarterly filings and review of the United States Form 40-F and Form 20-F Registration Statements.

(3)

The aggregate fees bill for professional services rendered for tax compliance, tax advice and tax planning. This fee includes annual tax returns and tax advisory services.

(4)

The aggregate fees billed for products and services other than as set out under the heading “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

The Compensation Committee

The Compensation Committee consists of three directors,  Robert Mouat, the Company’s Chief Financial Officer, Graham Thody and Ross Glanville.  The majority of the members of the Compensation Committee are independent directors.

The Compensation Committee has the authority to engage and compensate any outside advisors that it determines to be necessary to permit it to carry out its duties and to conduct or authorize investigations into any matters within the scope of its responsibilities.  The Committee may create one or more subcommittees and may delegate, in whole or in part, its duties and responsibilities to such subcommittees or to individual members of the Committee.

Charter of Compensation Committee

Purpose

The compensation committee (the “Committee”) is a committee of the board of directors (the “Board”) of Baja Mining Corp. (the “Corporation”), appointed by the Board to assist it in fulfilling its responsibilities relating to the compensation of the senior executives of the corporation.

Composition and Meetings

The Committee shall be comprised of at least three Directors, the majority of whom shall satisfy the applicable independence and experience requirements (or recommendations as the case may be) of the laws governing the Corporation, the stock exchanges on which the Corporation’s securities are listed and the applicable securities regulatory authorities.  Each member will have, to the satisfaction of the Board, sufficient skills and experience which are relevant and will contribute to the carrying out of the mandate of the Committee.

The members of the Committee shall serve at the pleasure of the Board for such term or terms as the Board may determine. The Board may remove a member of the Committee at any time in its sole discretion by resolution of the Board. Unless a chairman is elected by the Board, the members of the Committee may designate a chairman by majority vote of the full membership of the Committee.

The Committee shall meet at least twice per annum or more frequently as circumstances require. The Committee may ask any Director, member of management of the Corporation, outside counsel of the Corporation or others to attend a meeting of the Committee or to meet with members of, or advisors to, the Committee and to provide pertinent information as necessary. The Committee may retain the services of outside compensation specialists to the extent required.

Quorum for the transaction of business at any meeting of the Committee shall be the presence in person or by telephone or other communication equipment of a majority of the number of members of the Committee or such greater number as the Committee shall by resolution determine.  If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

Meetings of the Committee shall be held from time to time and at such place as the Committee or the chairman of the Committee shall determine upon not less than 48 hours notice to each of the members, provided that notice of a meeting shall not be required if all members are present either in person or by telephone conference or if those members who are absent have waived notice or otherwise signified their consent to the holding of the meeting.  A notice of a meeting of the Committee may be given verbally, in writing or by telephone, facsimile, e-mail or other means of communication, and need not specify the purpose of the meeting.

Each of the chairman of the Committee or any member of the Committee shall be entitled to request that the chairman of the Committee call a meeting which shall be held within 72 hours of receipt of such request.

The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person who need not be a member, to act as secretary at any meeting.

All decisions of the Committee will require the vote of a majority of its members present at a meeting at which a quorum is present. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. Such instruments in writing may be signed in counterparts and by facsimile, each of which shall be deemed to be an original and all originals together shall be deemed to be one and the same instrument.

Authority of the Committee

The Committee has the authority to engage and compensate any outside advisors that it determines to be necessary to permit it to carry out its duties and to conduct or authorize investigations into any matters within the scope of its responsibilities.  The Committee may create one or more subcommittees and may delegate, in whole or in part, its duties and responsibilities to such subcommittees or to individual members of the Committee.

Responsibilities and Duties

To fulfill its responsibilities and duties, Committee shall:

1.

Report regularly to the Board with respect to such matters as are relevant to the Committee’s discharge of its responsibilities and with respect to such recommendations as the Committee may deem appropriate, and provide a copy of the minutes of each meeting of the Committee to the Secretary of the Corporation for inclusion in the Corporation’s minute books.

2.

Compare, periodically, the total remuneration and the main components thereof (such as base salary, bonus and other performance incentives) of the officers of the Corporation with the remuneration practices of similar companies in the mining exploration industry.

3.

Establish and review the overall compensation philosophy of the Corporation.

4.

Establish and review, at least annually, the Corporation’s general compensation policies applicable to the chief executive officer and other officers, including the corporate goals and objectives and annual performance objectives relevant to them.

5.

Evaluate the performance of the chief executive officer and other officers in light of those goals and objectives and, based on such evaluation, determine and approve the annual salary, bonus, options and other benefits, direct and indirect, of the chief executive officer and other officers.  In determining the compensation, the Committee should consider the Corporation’s performance, the value of similar incentive awards to chief executive officer’s and other officers at comparable companies, the awards given to the chief executive officer and other officers in past years and any other factors it deems relevant.

6.

Review and recommend to the Board for approval, or approve if the Board has delegated to the Committee such approval, all employment, consulting, retirement and severance agreements and arrangements involving officers, key employees and directors of the Corporation and periodically evaluate existing agreements and arrangements for continuing appropriateness.

7.

Review and recommend to the Board for approval, or approve if the Board has delegated to the Committee such approval, any incentive-compensation plans and equity-based plans that the Corporation proposes to establish for its directors, officers, employees and consultants (collectively, the “Plans”) and review the appropriateness of the allocation of benefits under the Plans and the extent to which the Plans are meeting their intended objectives and, as appropriate, recommend that the Board make modifications to the Plans.

8.

Review and make recommendations to the Board, or approve if the Board has delegated to the Committee such approval, all awards of shares, options or other securities pursuant to the Corporation’s equity-based Plans.

9.

Review the adequacy and form of compensation of Directors and ensure that the compensation realistically reflects the responsibilities and risk involved in being a director, and recommend to the Board for approval the remuneration of the Directors and the amount to which each such director shall be entitled for each meeting of the Board or a committee thereof attended.

10.

Review compensation disclosure relating to the Directors and the officers of the Corporation before the Corporation publicly discloses this information.

11.

Prepare an annual report on executive compensation for inclusion in the Corporation’s management information circular in accordance with applicable securities laws.

Compensation of Independent Directors

Whereas the Compensation Committee will be largely made up of independent directors who will be unable to vote on their own compensation, a table of compensation for all independent directors has been established:

Position

Compensation

Independent Director

  $1000 per month
Member of a Committee

additional $250 per committee per month
Chairing of a Committee

additional $250 per committee per month

Ie: Independent Director who is a Committee Chairman and member would be paid $1500/month.

Potential Conflicts of Interest of Baja’s Officers/Directors

Certain members of our directors and officers are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties.  For example, John W. Greenslade is also President of Minterra Resource Corp., a mineral exploration company; Robert Mouat is a director of Terra Gaia Inc., an environmental company; and William Murray is President of Polymet Mining Corp., a mineral development company. In addition, Gaston Reymenants is also Vice-President Marketing of Polymet Mining Corp., a position he held prior to joining the Company.  Such associations may give rise to conflicts of interest from time to time.  In particular, Minterra Resource Corp. and Polymet Mining Corp. are also involved in the mining industry which leads to the possibility that such companies could compete with the Company for the acquisition of mineral projects.  Both the Company and Polymet Mining Corp. propose to produce copper metal and cobalt.  The sale of cobalt is a specialized market and conflicts may arise in selling or developing cobalt properties.

If a director or senior officer of the Company holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer of the Company, the director or senior officer must disclose the nature and extent of the conflict to the directors of the Company, in accordance with corporate law and in accordance with his or her fiduciary obligations as a director or senior officer of the Company.  The Company does not have a specific policy in place with respect to the allocation of corporate opportunities between the Company and the other entities with which its officers and directors are affiliated.

ITEM 8

PROMOTERS

Please refer to ITEM 2 for information regarding the Reverse Takeover and ITEM 7 for pertinent securities information pertaining to the directors and senior officers involved in the Reverse Takeover.  Mr. John Greenslade, Mr. William Murray and Mr. Robert Mouat were originally involved in the Company before the Reverse Acquisition as founders of Mintec and later as key personnel in the re-organization of the Company pre and post Reverse Takeover.

ITEM 9

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company does not know of any material active or pending legal proceedings against it; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.  The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

ITEM 10

CEASE TRADE ORDERS, BANKRUPTIES, PENALTIES OR SANCTIONS

To the knowledge of the Company, no director or Senior Officer of the Company, other than Graham Thody:

(a)

is, as at the date of this AIF, or has been, within 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Graham Thody, a current director of the Company, was a director of Scaffold Connection Corporation (“Scaffold”) at December 31, 1999, when Scaffold filed for and was granted protection under the Companies Creditors Arrangement Act (for which it was cease traded) and continued to be a Director of Scaffold until November 6, 2001, prior to the appointment of the then Monitor, KPMG Inc., as the Receiver Manager on November 16, 2001.

ITEM 11

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Please refer to Item 2 for information regarding the Reverse Takeover in 2004.

ITEM 12

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Company’s common shares and 2004 Warrants is Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

Registration facilities are maintained in and transfers of the Company’s securities may be effected through Computershare's offices in Vancouver, British Columbia and Toronto, Ontario.

ITEM 13

MATERIAL CONTRACTS

1.

Letter Agreement among the Mintec Shareholders and the Company dated December 2, 2003 and subsequently amended by letter agreements dated February 12, 2004 and March 8, 2004 regarding the Reverse Takeover. Refer to Item 2;

2.

License Agreement dated September 3, 2004 with Commonwealth Scientific & Industrial Research Organization (“Commonwealth Scientific and Industrial Research Organization”) granting the Company a non-exclusive royalty free licence to certain intellectual property owned by Commonwealth Scientific and Industrial Research Organization relating to synergistic direct solvent extraction for the recovery of cobalt, zinc and copper from leach solutions;

3.

Agreement with Endeavour Financial International Limited dated March 15, 2005 and updated in October 2005 and again in February 2007 to provide general corporate financial advice with respect to the financing and development of the Boleo copper/cobalt/zinc Project, Baja California Sur, Mexico;

4.

Sublease agreement dated March 15, 2005, between the Company and Sierra Systems Group Limited. During 2005, the Company entered into an arms-length sublease on 5500 square feet of head office space in Vancouver, British Columbia on the belief that it would need at least this much space if it proceeds to construction and production at El Boleo. The Company pays $12,777.93/month to Sierra Systems and is under lease until September 29 2010. The Company also entered in a sublease agreement dated June 30, 2006 with Sierra Systems Group Limited for $4,330.25/month . The Company is under lease on this secondary space until September 29, 2010;

5.

Bateman Engineering Feasibility Study Agreement dated August 31, 2004. The Company signed an agreement with Bateman Engineering Inc. Canada to complete the Definitive Feasibility Study on the Boleo Projectwith an estimated contract amount of US $8.9 million.  Please refer to Annual Financial Statements of the Company for status of payment as at December 31, 2006.

6.

Letter Agreement with Westwind Partners (UK) Limited. Please refer to Item 2 for information regarding the Private Placement that closed April 13, 2006.

7.

Agency Agreement among the Company, Westwind Partners (UK) Limited and Haywood Securities Limited for a private placement offering of 15,555,556 units, a portion of the private placement that raised gross proceeds of $23million for the Company. The Agency Agreement replaces the Letter Agreement referred to in Material Contract 7 above. This placement closed April 13, 2006. For specifics of this placement please refer to Item 2.

8.

 Contract of purchase and sale effective July 28, 2006 with NDCO Power Systems (2005) Inc. Refer to Item 3 (subsection – Power Supply) for further information.

9.

Agreement between the Commission of Naturally Protected Areas (CONANP), Bank Monex, Ecobanco, a Mexican non-profit organization, and the Company to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. For terms and conditions of this Agreement, please refer to Item 3,(subsection,- Environmental.)

ITEM 14

NAMES OF EXPERTS

Reference is made in documents and technical reports filed by the Company in 2006 & 2007 to experts’ (i.e. “qualified persons” as defined in NI-43-101) statements by David Mehner, P.Geo., William Yeo, MAusIMM, PhD., and Phillip Hellman, FAIG, PhD., of Hellman & Schofield, John Wyche, MAusIMM, MMICA, CPMin, of Australian Mine Design and Development Corp., Michael Richard Holmes, MSAIMM, of Bateman Engineering Pty. Ltd., John Greenslade, B.Ap.Sc., M.Eng., LL.B, P.Eng., President of the Company, Donald Hunter, CP (Mining), C.Eng., of Hunter Mine Engineering Services Pty. Ltd., Grant Bosworth, P.Eng of Wardrop Engineering, Eric Norton, P.Eng, Vice President Project Development and Operations of the Company, and Timothy Ross, PE, SME Registered Member, of Agapito Associates Inc.

David Mehner

Mr. David Mehner holds a Bachelor of Science (1976) and Master of Science (geology) (1982) from the University of Manitoba.

He is a Member of the Association of Professional Engineers and Geoscientists of British Columbia and a Fellow of the Geological Association of Canada.

Mr. David Mehner is responsible for the preparation of the technical report entitled an “Underground  Resource Calculation and Review", Boleo District dated November 27, 2003, which is included in this application.

William Yeo

Mr. Yeo graduated with a BSc(Hons) degree in geology from Oxford Polytechnic, UK in 1979 and a PhD. In geochemistry and petrology from the University of Bristol, UK, in 1984.  He is a member of the Australian institute of Mining and Metallurgy.

Phillip Hellman

Mr Hellman graduated with a BSC (Hons) degree in geology from the University of Sydney in 1973 and obtained a PhD in geochemistry and petrology from Macquarie University in 1979 and Diploma of Education from Sydney University in 1974.  He is a fellow of the Australian Institute of Geoscientists.

Mr. Yeo and Mr. Hellman co-authored and were responsible for the preparation of the technical report titled “Resource Estimate Study, the El Boleo Copper-Cobalt-Zinc Deposit” dated March 2005. In addition, the resource data contained within this report was also included within the Bateman Engineering “Preliminary Assessment of the El Boleo Copper-Cobalt Project” assembled and partially authored by Bateman Engineering Pty. Ltd..  Mr.Yeo and Mr. Hellman were also responsible for an updated resource estimate on the El Boleo Copper-Cobalt Deposit that has been published in the Bateman Engineering technical report titled “An Updated Preliminary Assessment of El Boleo Copper-Cobalt Project” dated January 31, 2007.

John Wyche

Mr. Wyche graduated with a BE(Hons) degree in mining from Queensland University, Australia, in 1981.  He also obtained a Bcomm. from Queensland University in 1990.  He is a member of the Australian Institute of Mining and Metallurgy and a member of the Mineral Industry Consultants Association (Aust) and a Chartered Practising Engineer (Mining).

He was responsible for the preparation of the mining concepts and preliminary mine design that are incorporated in the Hunter Report and in the Bateman Engineering “Preliminary Assessment of the El Boleo Copper-Cobalt Project”, dated August 2005 assembled by and partially authored by Bateman Engineering Pty. Ltd.  Mr. Wyche is also partially responsible for the mining concepts incorporated into the Bateman Engineering technical report titled, “An Updated Preliminary Assessment of El Boleo Copper-Cobalt Project” dated January 31, 2007.

Michael Richard Holmes

Mr. Holmes graduated with a BSc Engineering degree in Metallurgy from the University of Witwatersrand, RSA in 1985. He obtained a BComm. from UNISA in 1994 and a MBA from the Wits Business Scholl in 1997.  He is a Member of the South African Institute of Mining and Metallurgy (Membership No. 40334) and is a registered Professional Engineer with ECSA- the Engineering Council of South Africa (Pr. Eng No. 910429).

He was responsible for various inputs to the technical report titled “Preliminary Assessment of the El Boleo Copper-Cobalt Project” dated August 12, 2005.,and the technical report titled “An Updated Preliminary Assessment of El Boleo Copper-Cobalt Project” dated January 31, 2007, including all metallurgical input as well as the capital and operating costs projections.

Donald Hunter

Mr. Hunter graduated from the Royal School of Mines, Imperial College of Science & Technology, university of London, with a Bachelor of Science Degree in Mining Engineering in 1973. He is a Fellow of the Australasian Institute of Mining and Metallurgy and a Member of the Institution of Materials, Metallurgy and Mining, an Associate of the Royal School of Mines, a Chartered Professional (Mining) as recognized by the AusIMM and a Chartered Engineer as recognized by the IOMMM.

He was responsible for the preparation of the technical report entitled “A Review of the Potential to develop a Mining Operation in the Boleo District together with Recommendations for Future Project Development” dated June 15, 2005. In addition he provided the independent technical review of the preliminary economic assessment contained within the Bateman Engineering “Preliminary Assessment of El Boleo Copper-Cobalt Project” dated August 2005 as well as the Bateman Engineering “An Updated Preliminary Assessment of El Boleo Copper-Cobalt Project”, dated January 31, 2007.

John Greenslade

Mr. Greenslade graduated from the University of British Columbia (“UBC”) with a Bachelor of Applied Science (Mineral Engineering) in 1972. He received a Masters of Engineering Degree in 1975 from UBC  and a Bachelor of Laws from UBC in 1978. He is a Barrister and Solicitor and member of the Law Society of British Columbia. He is also a member of the Canadian Institute of Mining, Metallurgy and Petroleum, and a Registered Professional Engineer in the Province of British Columbia.

He was responsible for the preparation of the preliminary economic assessment contained within the Bateman Engineering “Preliminary Assessment of El Boleo Copper-Cobalt Project” dated August 2005.  As he is President of the Company and accordingly not “independent”, Donald Hunter was retained to review the preliminary economic assessment and provide the necessary independence under N.I. 43-101.

Timothy Alan Ross

Mr. Ross, a Principal with Agapito Associates Inc. (AAI), graduated with a BS Engineering degree in Mining from the Virginia Polytechnic Institute and State University in 1977.  He has 20 years experience in management of underground coal operations in the United States and 10 years experience as an international mining consultant specializing in geotechnical issues related to underground mine design and mine operations, general mine design and operation optimization.  He is an SME Founding Registered Member, and is a registered Professional Engineer in the states of Alabama, Colorado, Kentucky, New Mexico, Utah, Virginia, West Virginia, and Wyoming..

He was responsible for AAI’s technical report titled “Preliminary Geotechnical Performance Study for Underground Mining of the El Boleo Copper Cobalt Project, Texcoco Test Mine Including Operations Observations and Recommendations”, dated July 2006 and the underground mining portion of the technical report titled “An Updated Preliminary Assessment of El Boleo Copper-Cobalt Project” dated January 31, 2007.

Grant Bryan Bosworth

Mr. Bosworth graduated with a BSc Engineering degree in Mineral Engineering from the University of Alberta, in Edmonton, Alberta in 1981.  He is a registered Professional Engineer with the Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA) and is also registered as a Professional Engineer with The Association of Professional Engineers and Geoscientists of B.C, (APEGBC).

Mr. Bosworth was responsible for certain inputs to the technical report titled “Updated Preliminary Assessment of the El Boleo Copper-Cobalt Project” dated January 31, 2007 relating to the Boleo Project (the “Project”), specifically the plant capital cost projections and certain surface infrastructure costs.  Mr. Bosworth visited the Project on one occasion in August 2006.

Mr. Bosworth has had involvement in the Project since March 2006.  The nature of this involvement includes managing sundry engineering services to the feasibility study as a sub-consultant to Bateman Engineering Canada Corp.

Eric Norton

Mr. Norton graduated from the University of Toronto (1974), with a Bachelor of Applied Science (Honours) in Metallurgy and Materials Science.  He worked for Teck Cominco (previously Cominco) for 31 years as a Manager in the various operating plants at the Trail, B.C. zinc smelter and Riddle, Oregon nickel smelter and recently as a Manager in the Exploration Business Development Group in Vancouver, B.C. During his time in Trail he directed both pyrometallurgical and hydrometallurgical plants. From 1990 to 1998 he held the position of Operations Manager of the Glenbrook Nickel smelter in Oregon, USA. Mr. Norton directed the re-build and re-start of the ferronickel smelter and then held responsibility for the operation and commercial duties.  He returned to Canada in 1998 and has since held the positions of: Manager of Materials and Metallurgy; Manager of Production Support, which included responsibility for the central maintenance and capital projects groups; Manager of Commercial Services at Trail, B.C.; and Manager in the Exploration Business Development Group in Vancouver since 2004.  While in the Commercial Services position in Trail he lead the entry of Teck Cominco into the zinc sulphate fertilizer business. Mr. Norton is a member of the Association of Professional Engineers and Geoscientists of British Columbia.

Mr. Norton was responsible for input into the economic assessment portion of the report titled “An Updated Preliminary Assessment of El Boleo Copper-Cobalt Project” dated January 31, 2007. As he is Vice President Project Development and Operations of the Company and accordingly not “independent”, Donald Hunter was retained to review the preliminary economic assessment and provide the necessary independence under N.I. 43-101.

no other experts listed above have any interests or interests above 1% of the issued and outstanding securities of the Company at the date of this AIF. The interests of Mr. Greenslade and Mr. Norton are noted in Item 7.

PricewaterhouseCoopers, LLP

The Company’s auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have prepared an independent auditors’ report dated March 29, 2007 in respect of the Company’s consolidated financial statements and accompanying notes as at December 31, 2006 and for the year ended December 31, 2006.  PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules of the US Securities and Exchange Commission.

Staley, Okada and Partners

Staley Okada and Partners, Chartered Accountants, were the Company’s auditors who prepared an independent auditors report dated March 21, 2006, except as to Note 12a, which is as of April 6, 2006, in respect of the Company’s consolidated financial statements with accompanying notes as at December 31, 2005 and for the years ended December 31, 2006 and 2005. Staley Okada and Partners has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules of the US Securities and Exchange Commission.

ITEM 15

ADDITIONAL INFORMATION

Further information regarding the company is available on SEDAR at www.sedar.com, as well as on the Company’s website at www.bajamining.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal security holders and securities authorized for issuance under the Company’s 10% rolling stock option plan will be available in the Company’s Information Circular (Form 51-102F5) that will be distributed to all shareholders of the Company before the Annual General Meeting. Additional financial information is provided in the Company’s 2006 annual financial statements and MD&A, also filed on SEDAR and the company’s website.